Management's

Discussions and Analysis

For the year

ended

December 31, 2024

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the year ended December 31, 2024 should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2024. The audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of February 19, 2025, the date when the Board of Directors has approved the Company's audited consolidated financial statements for the year ended December 31, 2024 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in U.S. dollars, the Company's reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Description of the Business

Osisko is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

Business Model and Strategy

Osisko is focused on acquiring high-quality, long-life precious metals royalty and stream assets located in favourable jurisdictions and operated by established mining companies. The Company deploys capital through the acquisition of royalty and stream assets on metal mining projects at various stages of operation and development. Osisko endeavours to provide investors with lower-risk precious metals exposure via a geographically and operationally diversified asset base. The Company aims to maintain a strong balance sheet to allow it to readily deploy capital into new investment opportunities.

Highlights

Year 2024

  80,740 gold equivalent ounces ("GEOs1") earned (94,323 GEOs in 2023);
  Record revenues from royalties and streams of $191.2 million ($183.2 million in 2023);
  Record cash flows generated by operating activities of $159.9 million ($138.4 million in 2023);
  Impairment loss of $49.6 million on the Eagle Gold royalty (100% of the net book value) as a result of the heap leach facility incident;
  Net earnings of $16.3 million, $0.09 per basic share (net loss of $37.4 million, $0.20 per basic share in 2023);
  Adjusted earnings2 of $97.3 million, $0.52 per basic share ($74.1 million, $0.40 per basic share in 2023);
  Net repayments of $49.7 million under the revolving credit facility;
  Cash balance of $59.1 million and debt outstanding of $93.9 million as at December 31, 2024;
  First delivery of copper received by Osisko Bermuda Limited ("Osisko Bermuda") from MAC Copper Limited under the CSA copper stream;
  First payment received from G Mining Ventures Corp. under the Tocantinzinho 0.75% NSR royalty;
  First payment received from Agnico Eagle Mines Limited under the Akasaba West 2.5% NSR royalty (partial coverage of the property);
  Execution of a definitive agreement by Osisko Bermuda for a 6% gold stream (until 225,000 ounces are delivered, and then 3.6% thereafter) on SolGold plc's ("SolGold") Cascabel copper-gold development project in Ecuador for a total of $225.0 million, mostly payable upon achieving certain milestones;
  Acquisition of a 1.8% gross revenue royalty ("GRR") from Tembo Capital Mining Fund II ("Tembo") on Spartan Resources Limited's Dalgaranga Gold project ("Dalgaranga") in Western Australia and a 1.35% GRR on additional regional exploration licenses in proximity to Dalgaranga from Tembo for $50.0 million;
  Amendment to the Gibraltar silver stream, against a payment of $12.7 million to Taseko Mines Limited, increasing Osisko's attributable silver percentage by 12.5% to 100% and extending the step-down delivery threshold to 6,811,603 ounces delivered;
  Publication of the fourth edition of the Company's sustainability report, Growing Responsibly and the 2024 Asset Handbook; and
  Declaration of quarterly dividends totaling C$0.255 per common share (C$0.235 per common share in 2023).

1   GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2     "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Subsequent to December 31, 2024

  Declaration of a quarterly dividend of C$0.065 per common share payable on April 15, 2025 to shareholders of record as of the close of business on March 31, 2025.

Change in Presentation Currency

During the year ended December 31, 2024, the Company elected to change its presentation currency from Canadian dollars ("C$") to U.S. dollars. The change in presentation currency is to improve investors and other stakeholders' ability to compare the Company's financial results with other precious metals royalty and streaming companies, who mostly report their results in U.S. dollars. In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company's presentation currency and, accordingly, prior year comparative figures have been restated. For more details, please refer to the Basis of Presentation of Consolidated Financial Statements section of this MD&A.

Corporate Update

During the year 2024, Mr. David Smith and Ms. Wendy Louie joined the Board of Directors as Independent Directors. During the same period, the Honourable Mr. John R. Baird and Mr. Robert Krcmarov resigned as directors of the Company to pursue other opportunities. Mr. Krcmarov now assumes the role of President and Chief Executive Officer of Hecla Mining Company.

Guidance for 2025 and 5-Year Outlook

2025 Guidance

Osisko expects GEOs earned to range between 80,000 to 88,000 in 2025 at an average cash margin3 of approximately 97%. For the 2025 guidance, deliveries of silver, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus prices and a gold/silver price ratio of 83:1. The 2025 guidance assumes Capstone Copper Corp's Mantos Blancos mine will continue to operate at its Phase I nameplate throughput capacity of 20,000 tonnes per day ("tpd"), as well as the commencement of payments associated with GEOs earned from Cardinal Namdini Mining Ltd.'s Namdini mine in the second half of 2025. In addition, the guidance assumes a full year of GEOs earned from the copper stream from MAC Copper Ltd.'s CSA mine and the NSR royalty on G Mining Ventures Corp.'s Tocantinzinho mine.

Osisko's 2025 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

5-Year Outlook

Osisko expects its portfolio to generate between 110,000 and 125,000 GEOs in 2029. The outlook assumes the commencement of production at Gold Fields Limited's Windfall project and South32 Limited's Hermosa/Taylor project, amongst others. It also assumes increased production from certain other operators that are advancing expansions, including Alamos Gold Inc.'s Phase 3+ Expansion at its Island Gold District. The 5-year outlook assumes there will be no GEOs contribution from the Eagle Gold mine, which is currently in receivership.

Beyond this growth profile, Osisko owns several other growth assets, which have not been factored in the 5-year outlook, as their development timelines are either longer, or difficult to reasonably forecast at this time. As these operators provide additional clarity on these respective assets, Osisko will seek to include them in future long-term outlooks.

This 5-year outlook is based on internal judgements of publicly available forecasts and other disclosure by the third-party owners and operators of the Company's assets and could differ materially from actual results. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the operators or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 80:1.

This 5-year outlook replaces the 5-year outlook previously released in 2024, which should be considered as withdrawn. Investors should not use this 5-year outlook to extrapolate forecast results to any year within the 5-year period (2025-2029).

3 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023

Gold
Canadian Malartic Complex royalty	7,460	8,887	32,588	33,930
Éléonore royalty	1,358	1,496	5,273	5,198
Island Gold royalty	765	742	3,011	3,047
Eagle Gold royalty (i)	-	2,094	2,857	8,377
Seabee royalty	298	565	2,456	2,257
Ermitaño royalty	652	726	2,419	2,279
Lamaque royalty	409	395	1,737	1,650
Pan royalty	344	387	1,340	1,644
Bald Mountain royalty	-	72	869	1,103
Fruta del Norte royalty	115	105	416	459
Tocantinzinho royalty	120	-	120	-
San Antonio stream	-	2	-	650
Others	190	257	719	1,011
	11,711	15,728	53,805	61,605

Silver
Mantos Blancos stream	2,385	2,563	9,430	11,994
CSA stream (ii)	1,545	880	5,407	3,793
Sasa stream	1,094	980	4,286	4,161
Gibraltar stream	472	732	2,132	2,538
Canadian Malartic Complex royalty	46	51	175	214
Others	63	47	180	220
	5,605	5,253	21,610	22,920

Copper and others
CSA copper stream (iii)	1,350	-	2,679	-
Renard diamond stream (iv)	285	2,269	1,529	9,538
Others	1,054	25	1,117	260
	2,689	2,294	5,325	9,798

Total GEOs	20,005	23,275	80,740	94,323

(i) As reported on June 24, 2024, Victoria Gold Corp. ("Victoria") announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have been suspended. Please refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details.

(ii) The CSA silver stream was acquired on June 15, 2023, with an effective date of February 1, 2023. Revenues related to the ounces earned between February 1, 2023 and June 15, 2023 were recognized in the third quarter of 2023 when the silver ounces were received and sold by Osisko Bermuda, a wholly-owned subsidiary of the Company.

(iii) The CSA copper stream was acquired on June 15, 2023, with an effective date of June 15, 2024. The first delivery of copper was received and sold by Osisko Bermuda during the third quarter of 2024. Copper is delivered on the last day of each quarter, and may, in certain situations, be sold in the subsequent quarter.

(iv) On October 27, 2023, Stornoway Diamonds (Canada) Inc. ("Stornoway"), the operator of the Renard diamond mine, announced it was suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act ("CCAA"). In January 2024, Osisko received a partial repayment of $1.4 million (C$1.9 million) from the bridge loan and subsequently recognized the GEOs (697 GEOs) that were not recognized at the time the proceeds from the diamonds stream were reinvested. In the second, third and fourth quarters of 2024, a small number of diamonds were sold as part of Stornoway's care and maintenance plan.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

2024 Actual Results vs Revised Guidance

The following table compares the actual results with the revised guidance released in August 2024:

	Actual results		Revised guidance			Original guidance
	GEOs	Cash margin	Low	High	Cash margin	Low	High	Cash margin
		(%)	(GEOs)	(GEOs)	(%)	(GEOs)	(GEOs)	(%)

Royalties and streams	80,740	96.5%	77,000	83,000	96-97	82,000	92,000	97

GEOs earned, year-over-year, decreased by 14% in 2024, mostly as a result of the stoppage of operations at the Renard diamond mine in October 2023 and at the Eagle Gold mine in June 2024, and, to a lesser extent, the lower deliveries from the Mantos Blancos silver stream, despite a strong performance from other key assets.

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended December 31,				Year ended December 31,
	2024		2023		2024		2023
	Realized	Average	Realized	Average	Realized	Average	Realized	Average

Gold (i)	$2,656	$2,663	$1,981	$1,971	$2,361	$2,386	$1,943	$1,941
Silver (ii)	$30.66	$31.38	$23.74	$23.20	$28.28	$28.27	$23.27	$23.35
Copper (iii)	$8,880	$9,193	n/a	$8,159	$8,920	$9,147	n/a	$8,478

Exchange rate (C$/US$) (iv)	n/a	1.3982	n/a	1.3624	n/a	1.3698	n/a	1.3497

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The average price represents the London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Royalty, Stream and Other Interests Portfolio Overview

As at February 19, 2025, Osisko owned a portfolio of 171 royalties, 14 streams and 4 offtakes, as well as 7 royalty options. Currently, the Company has 20 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	15	5	-	20
Development	16	8	2	26
Exploration and evaluation	140	1	2	143
	171	14	4	189

Producing assets (i)

Asset	Operator	Interest (ii)	Commodity	Jurisdiction

North America
Akasaba West (iii)	Agnico Eagle Mines Limited	2.5% NSR royalty	Au, Cu	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR (iv) royalty	Au	USA
Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada
Éléonore	Newmont Corporation (acquisition by Dhilmar Ltd to close in Q1 2025)	1.8 - 3.5% NSR royalty	Au	Canada
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Gibraltar	Taseko Mines Limited	100% stream	Ag	Canada
Island Gold	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada
Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Macassa TH	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada
Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Outside of North America
Brauna	Lipari Mineração Ltda	1% GRR (v)	Diamonds	Brazil
CSA	MAC Copper Limited	100% stream 3.0 - 4.875% stream (vi)	Ag Cu	Australia
Dolphin Tungsten	Group 6 Metals Limited	1.5% GRR	Tungsten (W)	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	North Macedonia
Tocantinzinho (vii)	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Key exploration/evaluation and development assets

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran Resources Inc. and Sibanye-Stillwater Ltd.	1% NSR royalty	Cu, Au	Argentina
Arctic	South32 Limited / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Antakori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru
Back Forty	Gold Resource Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA
Bralorne	Talisker Resources Ltd.	1.7% NSR royalty	Au	Canada
Cariboo	Osisko Development Corp.	5% NSR royalty	Au	Canada
Cascabel	SolGold plc	6% stream 0.6% NSR royalty	Au Cu, Au	Ecuador
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA
Dalgaranga	Spartan Resources Limited	1.8% GRR	Au	Australia
Eagle Gold (viii)	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa (Taylor)	South32 Limited	1% NSR royalty on sulphide ores	Zn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada
Magino (ix)	Alamos Gold Inc.	3% NSR royalty	Au	Canada
Marban	Agnico Eagle Mines Limited	0.435-2% NSR royalty	Au	Canada
Marimaca	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile
Namdini	Cardinal Namdini Mining Ltd.	1% NSR royalty	Au	Ghana
Pine Point	Pine Point Mining Limited	3% NSR royalty	Zn	Canada
Shaakichiuwaanaan	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada
Spring Valley (x)	Solidus Resources LLC	0.5 - 3.5% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Saturn Resources Ltd.	2% NSR royalty	Au	Kenya
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
White Pine	White Pine Copper LLC	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA
Windfall	Gold Fields Limited	2.0 - 3.0% NSR royalty	Au	Canada

(i) The Renard diamond stream is excluded from producing assets as deliveries received in 2024 are only related to residual production from the mine.

(ii) Excluding tail royalties and streams reduction, when applicable.

(iii) The royalty covers less than half of the planned open-pit mine surface area.

(iv) Gross smelter return ("GSR").

(v) Gross revenue royalty ("GRR").

(vi) Deliveries under the CSA copper stream commenced in July 2024.

(vii) G Mining Ventures Corp. announced first gold production and ongoing mill commissioning activities on July 9, 2024.Commercial production was declared on September 3, 2024 and the first delivery of gold was received in the fourth quarter of 2024.

(viii) As reported on June 24, 2024, Victoria announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have been suspended. Please refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details.

(ix) The 3% NSR royalty covers a small portion of the currently proposed mine plan. Commercial production was declared at Magino in November 2023, but Osisko does not expect to receive royalty payments in the short term.

(x) A 3-3.5% NSR royalty is applicable to the core resource area; a separate 0.5-2% NSR royalty is applicable on the periphery of the property.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Royalty, Stream and Offtake Interests - 2024 Transactions

Gold stream - Cascabel copper-gold project

On July 15, 2024, the Company announced that its wholly-owned subsidiary, Osisko Bermuda Limited ("Osisko Bermuda"), in partnership with Franco-Nevada (Barbados) Corporation ("FNB"), a wholly-owned subsidiary of Franco-Nevada Corporation, has entered into a definitive Purchase and Sale Agreement (Gold) (the "Gold Stream") with SolGold plc and certain of its wholly-owned subsidiaries (collectively, "SolGold"), with reference to gold production from SolGold's 100%-owned Cascabel copper-gold project located in Ecuador ("Cascabel").

Pursuant to the terms of the Gold Stream, Osisko Bermuda and FNB (collectively, the "Stream Purchasers") will make initial deposits totaling $100 million to SolGold in three equal tranches to fund the Cascabel's pre-construction costs (the "Pre-Construction Deposit"). The first tranche of the Pre-Construction Deposit was funded at closing, with the two subsequent tranches subject to achievement of key development milestones. Thereafter, the Stream Purchasers will make additional deposits totaling $650 million to SolGold to fund construction costs once Cascabel is fully financed and further derisked (the "Construction Deposit", and together with the Pre-Construction Deposit, the "Deposit").

Osisko Bermuda will provide 30% of the Deposit ($225 million, comprised of $30 million in Pre-Construction Deposit and $195 million in Construction Deposit) in exchange for a 30% interest in the Gold Stream and FNB will provide 70% of the Deposit in exchange for a 70% interest in the Gold Stream.

The deposit is payable as follows:

  $10 million paid at closing;
  $10 million on achievement of operational milestones, including execution of the amended investment protection agreement, completion of geotechnical drilling and finalization of the tailings storage facility design sufficient for a minimum of 10 years of operation;
  $10 million on achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project; and
  $195 million payable pro rata drawdowns with construction facility.

Osisko Bermuda will purchase refined gold equal to 6% of the contained gold produced from Cascabel until 225,000 ounces of gold have been delivered to it, and 3.6% thereafter for the remaining life of the mine. Osisko Bermuda will make ongoing cash payments for refined gold delivered equal to 20% of the spot price of gold at the time of delivery.

Gold NSR royalty - Dalgaranga gold project

In December 2024, the Company acquired a 1.8% GRR on Dalgaranga gold project (the "Dalgaranga Royalty") operated by Spartan Resources Limited in Western Australia. In addition, Osisko also acquired a 1.35% GRR on additional regional exploration licenses in proximity to Dalgaranga (the "Exploration Royalty"). The consideration paid by Osisko to Tembo for the Dalgaranga Royalty and the Exploration Royalty totalled $50.0 million.

Silver stream amendments - Gibraltar mine

In December 2024, Osisko completed certain amendments to its silver stream (the "Gibraltar Silver Stream") with respect to the Gibraltar copper mine ("Gibraltar"), located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited ("Taseko"). On March 25, 2024, Taseko announced the completion of its acquisition of an additional 12.5% interest in Gibraltar from Dowa Metals & Mining Co., Ltd. and Furukawa Co., Ltd. giving Taseko an effective 100% interest. In December 2024, Osisko and Taseko amended the Gibraltar Silver Stream to increase Osisko's effective stream percentage by 12.5% to 100%. Further to this, Osisko and Taseko also extended the step-down silver delivery threshold to coincide with Taseko's recently updated Mineral Reserve estimate for Gibraltar. Osisko paid a total consideration of $12.7 million to Taseko.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Main Producing Assets - Updates

Canadian Malartic Royalty (Agnico Eagle Mines Limited)

The Company holds a 3-5% NSR royalty on the Canadian Malartic mine, which is located in Malartic, Québec. Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South underground deposits, a 3.0% NSR royalty on the Odyssey North underground deposit and a 3.0-5.0% NSR royalty on the East Malartic underground deposit, which are located adjacent to the Canadian Malartic mine. The Canadian Malartic mine and the Odyssey mine now form the Canadian Malartic Complex. In addition, a C$0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2025

On February 13, 2025, Agnico Eagle Mintes Limited ("Agnico Eagle") reported production guidance of 575,000 to 605,000 ounces of gold at Canadian Malartic for the year 2025, compared to 655,654 ounces of gold produced in 2024. The production forecast is lower in 2025 when compared to previous guidance primarily due to the company's decision to defer the reintroduction of pre-crushed low-grade ore, to accommodate modifications to the in-pit tailings approach and ramp-up. Production is forecast to be in line with previous guidance in 2026 (545,000 to 575,000 ounces) and increase by approximately 95,000 ounces of gold in 2027 (635,000 to 665,000 ounces), with the contribution from East Gouldie at Odyssey. From 2025 to 2027, production is expected to be sourced from the Barnat pit and increasingly complemented by ore from Odyssey and low-grade stockpiles. Odyssey is expected to contribute approximately 85,000 ounces of gold in 2025, approximately 120,000 ounces of gold in 2026 and approximately 240,000 ounces of gold in 2027. In 2025, Canadian Malartic has planned quarterly shutdowns of four to five days for the regular maintenance at the mill.

Update on operations and opportunities for growth

On February 13, 2025, Agnico Eagle reported gold production at the Canadian Malartic Complex of 655,654 ounces in 2024, compared to the previous mid-point guidance of 630,000 ounces of gold. Fourth quarter of 2024 gold production decreased to 146,485 ounces when compared to the prior-year period of 168.272 ounces due to lower grades resulting from a higher proportion of low-grade stockpiles than planned, combined with lower throughput to accommodate adjustments to the in-pit tailings disposal approach.

At Odyssey South, total development during the fourth quarter was ahead of plan at approximately 3,630 metres. Gold production was in line with target at approximately 21,500 ounces of gold supported by record performance in December at approximately 3,838 tpd. The increased use of teleoperated and automated equipment, including scoops, trucks, jumbos and cable bolters, were the main drivers for exceeding the development and production targets in the fourth quarter of 2024. Agnico Eagle began in-pit tailings disposal in July 2024. During the ramp-up in the fourth quarter of 2024, the company made adjustments to the process to address the migration of fine materials through the central berm. The adjustments include installing a filtering layer on the central berm. It is expected that in-pit tailings deposition will resume in the first quarter of 2025 and ramp-up to design capacity in the second quarter of 2025.

In the fourth quarter of 2024, ramp development continued to progress ahead of schedule at Odyssey, and as at December 31, 2024, the main ramp reached a depth of 912 metres and the ramp towards the mid-shaft loading station reached a depth of 945 metres. Additionally, Agnico Eagle continued to develop the main ventilation system on Level 54 between Odyssey South and East Gouldie and expects to begin excavating the first air raise for East Gouldie in the second quarter of 2025. In the fourth quarter of 2024, shaft sinking activities set a record quarterly performance, progressing at a rate of 2.15 metres per day, and, as at December 31, 2024, the shaft reached level 102, the top of the midshaft loading station, at a depth of 1,026 metres. The design of the mid-shaft loading station between levels 102 and 114 is in progress. This station will include a crushing and material handling circuit for ore and waste, along with support infrastructure, including a maintenance shop. Excavation of the mid-shaft loading station is expected to begin in the first quarter of 2025 and continue through the remainder of the year. Construction progressed on schedule and on budget in the fourth quarter of 2024. At the main hoist building, the rope installation for the service hoist was completed in the fourth quarter of 2024. The construction of the temporary loading station on Level 64 progressed according to plan and the service hoist is now expected to be commissioned in the first quarter of 2025, providing a hoisting capacity of 3,500 tpd. In the fourth quarter, the foundations of the main office and service building were completed and the structural steel installation is ongoing. The construction of the main office building is expected to be finished by the first quarter of 2026. At Odyssey, the pace of construction is expected to increase in 2025, with the focus areas including the expansion of the paste plant to 20,000 tpd, the installation of the mid-shaft material handling infrastructure and the construction of the main underground ventilation system.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Once the Canadian Malartic complex transitions fully to underground, expected in 2029, the mill will have excess capacity of approximately 40,000 tpd. Agnico Eagle is working on several opportunities to fill the mill, with a vision to potentially reach annual gold production of one million ounces in the 2030s. Some of these opportunities are set out below. At Odyssey, exploration drilling in 2024 continued to infill the Odyssey North and Odyssey South zones and the adjacent Odyssey internal zones. The East Gouldie deposit continued to grow both westward and eastward, resulting in additional inferred mineral resources. New drill intercepts in the Eclipse Zone established continuity of mineralization and the potential for additional future mineral resource growth in the area located between the East Gouldie and Odyssey deposits. Following these positive exploration results, Agnico Eagle is evaluating the potential for a second shaft at Odyssey

Update on exploration

On February 13, 2025, Agnico Eagle reported that at Odyssey, in 2024, exploration drilling totalled 167,198 metres, and an additional 50,370 metres of drilling dedicated to regional exploration around Canadian Malartic was also completed. Exploration drilling at Odyssey in 2024 continued to infill the Odyssey North and Odyssey South zones and the adjacent Odyssey internal zones. The East Gouldie deposit continued to grow both westward and eastward, resulting in additional inferred mineral resources. New drill intercepts in the Eclipse zone have established continuity of the mineralization and potential for additional future mineral resource growth in an area located between the East Gouldie and Odyssey deposits.

The recently discovered Eclipse zone, located approximately 50 to 100 metres north of, and parallel to, the eastern portion of the East Gouldie deposit, and currently extends from approximately 1,200 metres to 1,900 metres below surface. Recent highlights from the Eclipse zone include: 3.2 g/t Au over 42.9 metres at 1,241 metres depth and 3.0 g/t Au over 51.5 metres at 1,349 metres depth in an intersection that has been re-interpreted as part of the Eclipse zone. These results demonstrate a strong potential to add mineral resources in proximity to planned mining infrastructure.

Agnico Eagle expects to spend approximately $40.1 million for 216,300 metres of drilling at Canadian Malartic in 2025. Exploration at Odyssey includes $29.7 million for 176,300 metres of drilling with the objective of continuing conversion of inferred mineral resources to indicated mineral resources at the East Gouldie and Odyssey deposits, and expanding the footprint of East Gouldie. The exploration results will be used to support a potential expansion project at Odyssey including a conceptual second shaft scenario to increase the overall site throughput that would utilize some of the available milling capacity at the complex when the open pit activities are concluded in the future. The remaining $10.4 million is planned to be spent on 40,000 metres of exploration drilling into prospective gold targets along the Barnat and East Gouldie mineralized corridors on the Canadian Malartic, Rand Malartic (Osisko holds no royalty rights on Rand Malartic) and Midway properties.

Update on Mineral Reserve and Resource Estimates

On February 13, 2025, Agnico Eagle reported that successful exploration over the past year has continued to extend the limits of the East Gouldie inferred mineral resource laterally to the west and to the east. Diamond drilling will continue in 2025 with over 20 drill rigs active on surface and underground to further assess the full potential of the Odyssey mine area and throughout the Canadian Malartic property package. Inferred mineral resources increased by 37% (1.2 million ounces of gold) year over year at the East Gouldie deposit to 4.6 million ounces of gold (61.2 million tonnes grading 2.32 g/t Au). The Odyssey mine now hosts a total of 5.55 million ounces of gold in proven and probable mineral reserves (52.6 million tonnes grading 3.28 g/t Au), 3.2 million ounce of gold in measured and indicated mineral resources (52.9 million tonnes grading 1.90 g/t Au) and 9.7 million ounces of gold in inferred mineral resources (138.8 million tonnes grading 2.18 g/t Au).

For additional information, please refer to Agnico Eagle's press release dated February 13, 2025 entitled "Agnico Eagle Reports Fourth Quarter And Full Year 2024 Results - Record Annual Gold Production And Free Cash Flow; Balance Sheet Strengthened By Further Debt Reduction; Updated Three-Year Guidance" Agnico Eagle's press release dated February 13, 2025 entitled "Agnico Eagle Provides An Update On 2024 Exploration Results And 2025 Exploration Plans - Mineral Reserves Increase 1% Year-Over-Year To 54.3 Moz; Updated Mineral Reserves Of 2.8 Moz Declared At Upper Beaver; Inferred Mineral Resources Increase 9%", both filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile. The Mantos Blancos mine is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, Osisko Bermuda will receive refined silver equal to 100% of the payable silver from the Mantos Blancos mine until 19.3 million ounces have been delivered (6.4 million ounces have been delivered as at December 31, 2024), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Guidance - 2025

On January 20, 2025, Capstone announced that copper production at Mantos Blancos is forecasted to increase in 2025 (43,000 to 51,000 tonnes from its sulphides business and 6,000 to 8,000 tonnes from its cathode business) due to higher mill throughput. Production is weighted towards the second half of the year driven by higher throughput as a planned maintenance shutdown is scheduled in the first quarter of 2025.

Update on operations

On January 20, 2025, Capstone reported that the fourth quarter of 2024 was an overall record for Capstone's consolidated copper production, with output up 14% and unit costs down approximately 9% quarter-over-quarter. Although total 2024 consolidated copper production of 184,458 tonnes finished slightly below the guidance range, largely attributable to ramp-up delays at Mantos Blancos and Mantoverde, the company exited the year close to design production levels.

Mantos Blancos sulphides production posted record quarterly copper production of 12,165 tonnes, driven by the successful ramp-up of the concentrator after the installation of new equipment in the tailings handling area during the third quarter of 2024. Overall, in the fourth quarter of 2024, Mantos Blancos averaged plant throughput of approximately 19,579 tpd, including an average of 20,137 tpd through November and December (compared to 16,027 tpd overall in 2024).

For additional information, please refer to Capstone's press release dated January 20, 2025, entitled "Capstone Copper Provides 2024 Production Results and Provides 2025 Guidance", filed on www.sedarplus.ca.

Eagle Gold Royalty

Osisko owns a 5% NSR royalty on the Dublin Gulch property, situated in central Yukon Territory, Canada, which hosts the Eagle Gold mine, on all metals until 97,500 ounces of gold have been delivered to Osisko and a 3% NSR royalty thereafter. As of December 31, 2024, a total of 32,667 ounces of gold have been delivered under the royalty agreement.

Heap leach facility failure

On June 24, 2024, Victoria announced that the heap leach facility at the Eagle Gold mine experienced a failure. Operations were suspended while the site operations team, along with management and the Yukon government officials continued to assess the situation and gathered information. Victoria confirmed that there had been some damage to infrastructure and a portion of the failure had left containment. Subsequently, on July 4, 2024, Victoria advised that it had received notices of default from its lenders under the credit agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018 was also triggered and, consequently, Osisko provided a notice of default to Victoria on July 4, 2024. On July 12, 2024 and July 30, 2024, Victoria reported that there can be no assurance that the company will have the financial resources necessary to repair the damage to the equipment and facilities, to remediate the impacts caused by the incident or to restart production.

On August 14, 2024, the Ontario Superior Court of Justice appointed PricewaterhouseCoopers Inc. as receiver and manager, at the direction of the Yukon Government and under the supervision of the court, of all assets, undertakings and properties of Victoria, which properties include but is not limited to the Eagle Gold mine. A copy of the appointment order (the "Appointment Order") is available on the receivership website provided below.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Impairment

The elements discussed above were considered indicators of impairment, among other facts and circumstances, and, accordingly, management performed an impairment assessment on its Eagle Gold mine royalty interest as at June 30, 2024. The recoverable amount, in accordance with IAS 36 Impairment of Assets, was estimated to be $nil at June 30, 2024 based on management's assessment of the facts and circumstances which include, amongst others, the complete halt of production, the social and political environment surrounding the incident, the capital requirements related to mitigation and site restoration, and the ability to restart operations with authorization from the Yukon Director of Mineral Resources or with the necessary financial resources. As a result, the Company recognized a full impairment loss of $49.6 million ($36.4 million, net of income taxes) on June 30, 2024.

In the event that there is a change in the facts and circumstances surrounding the situation at the Eagle Gold mine, and there is a restart of operations and resumption of precious metal deliveries to Osisko under its royalty agreement, a re-assessment of the recoverable amount of the Eagle Gold mine royalty interest will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

For additional information, please refer to Victoria's press release dated June 24, 2024 entitled "Victoria Gold: Eagle Gold Mine Heap Leach Pad Incident", Victoria's press release dated July 4, 2024 entitled "Victoria Gold Provides Update on Eagle Gold Mine Incident", Victoria's press release dated July 12, 2024, entitled "Victoria Gold: Update on Eagle Gold Mine" and Victoria's press release dated July 30, 2024, entitled "Victoria Gold: Update on HLF Incident Management", all filed on www.sedarplus.ca, and refer to the receivership website: www.pwc.com/ca/victoriagold.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 1.8% to 3.5% NSR royalty on the Éléonore gold mine ("Éléonore") located in the Province of Québec and currently operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Guidance - 2025

The fourth quarter and full year 2024 results will be released by Newmont on February 20, 2025.

Update on operations

On February 22, 2024, Newmont reported production guidance of 270,000 ounces of gold at the Éléonore mine for the year 2024.

On October 24, 2024, Newmont announced production at Éléonore of 54,000 ounces of gold in the third quarter of 2024, compared to 50,000 ounces of gold in the third quarter of 2023. Gold production increased 8% primarily due to higher ore grade milled and higher mill throughput.

On November 25, 2024, Newmont announced the sale of its Éléonore operation to Dhilmar Ltd for $795 million in cash consideration. The transaction is expected to close in the first quarter of 2025, subject to certain conditions being satisfied.

Update on Reserve and Resource Estimates

On February 22, 2024, Newmont reported Proven and Probable Mineral Reserves at Éléonore comprising 8.9 million tonnes grading 5.38 g/t Au for 1.5 million ounces of gold as at December 31, 2023. This result is relatively stable compared to December 31, 2022 despite the 2023 production.

For additional information, please refer to Newmont's press release dated February 22, 2024, entitled "Newmont Announces 2023 Mineral Reserves for Integrated Company of 136 Million Gold Ounces with Robust Copper Optionality of 30 Billion Pounds", Newmont's press release dated October 24, 2024 entitled "Newmont Reports Third Quarter 2024 Results" and Newmont press release dated November 25, 2024 entitled "Newmont Announces Agreement for Sale of Éléonore for $795 Million in Cash", all filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in North Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for $5 per ounce (plus refining costs) of refined silver delivered, increased for inflation annually from 2017 ($6.545 per ounce in 2025).

Guidance - 2025

Sasa's guidance for 2025 is forecast at 790,000 to 810,000 tonnes of ore mined and processed, and metal-in-concentrate production is estimated to 19,000 to 21,000 tonnes of zinc and 27,000 to 29,000 tonnes of lead.

Update on operations

On January 9, 2025, Central Asia reported sales of 98,468 ounces of payable silver to Osisko in the fourth quarter of 2024 for a total of 379,010 ounces in 2024.

During the fourth quarter of 2024, Sasa continued to place paste-fill in the cut-and-fill production stopes on the 800-metre and 750-metre levels. Long-hole stoping using fill is also well under way, with additional stopes to follow during 2025. As in past periods, some previously mined voids were also filled during the fourth quarter of 2024. This void-filling provides the necessary ground stability for current and future mining, as well as allowing a significant proportion of Sasa's tailings to be stored underground. Since the Paste Backfill Plant became operational in late 2023, approximately 40% of the total tailings generated have been placed as fill.

Construction of the Dry Stack Tailings ("DST") Plant is substantially complete. The plant is expected to be operational in the first quarter of 2025, following installation of the automation system, slightly later than originally planned owing to equipment delivery delays involving third-party suppliers. The first phase of the engineered landform has been completed, including construction of the drainage and dewatering channels, ready for the placing of geosynthetic materials prior to the DST Plant becoming operational. Expansion of the landform will continue in 2025.

The third element of Sasa's capital projects, the 3,735 metres long Central Decline, was completed on schedule in December 2024 with connection to the 750-metre level.

For more information on the Sasa mine, refer to Central Asia's press release dated January 9, 2025, entitled "2024 Operations Update", available on their website at www.centralasiametals.com.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current Island Gold Mineral Reserves and Resources are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2025

On January 13, 2025, Alamos released its 2025 guidance for the Island Gold District, which include the Island Gold mine and the Magino mine, of 275,000 - 300,000 ounces of gold. Alamos provided a 2025 processed tonnage range of 1,200-1,400 tpd and a processed grade of between 10 and 13 g/t Au for the Island Gold mine, without specifically providing a guidance range for produced gold. Osisko does not have a royalty on the near-term Magino mine production.

Update on operations

On January 13, 2025, Alamos reported fourth quarter production at the Island Gold mine of 39,400 ounces of gold compared to 31,600 ounces in the fourth quarter of 2023. Production for the year reached a record 155,000 ounces of gold compared to 131,400 ounces in 2023, meeting the top-end of the 2024 guidance of 145,000 - 155,000 ounces.

Update on Island Gold Phase 3+ Expansion

On March 27, 2024, Alamos announced the friendly acquisition of Argonaut Gold Inc. ("Argonaut Gold") and its Magino gold mine and mill, located immediately adjacent to Alamos' Island Gold mine. The transaction closed on July 12, 2024.

Alamos' previously planned Phase 3+ mill and tailings facility expansion construction work at Island Gold is no longer required post the acquisition of the 10,000 tpd Magino mill, which is located two kilometres from the Island Gold shaft. Starting in 2025, the Island Gold mill will be shut down and the Island Gold ore will be processed through the Magino mill at significantly lower processing costs. An expansion of the mill to 12,400 tpd is expected to be completed in 2026 and coincide with the completion of the Phase 3+ Expansion. This is expected to accommodate 10,000 tpd of ore from Magino and 2,400 tpd from Island Gold. On January 13, 2025, Alamos announced that an evaluation of longer-term expansion of the Magino mill to between 15,000 and 20,000 tpd is underway and expected to be completed by the end of 2025. A larger expansion of the mill could support additional growth from the Island Gold District and increase consolidated production closer to one million ounces per year.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

On January 13, 2025, Alamos reported that capital spending in 2025 will be focused on completion of shaft sinking to an ultimate depth of 1,373 metres, and construction of the loading pocket, underground crusher, and paste plant. Additionally, work will be advanced on the power line project for the Phase 3+ Expansion, and Magino substation to connect the Magino mill to lower cost grid power. Completion of the Phase 3+ Expansion is expected in the first half of 2026.

Alamos' expanded and accelerated mine plan at Island Gold is anticipated to transition a greater proportion of production towards Osisko's 2% and 3% NSR royalty boundaries earlier in the mine plan, as opposed to the mineral inventory covered by Osisko's 1.38% NSR royalty. A small fraction of the eastern limit of the Magino pit is covered by a 3% NSR royalty, with GEOs earned to Osisko expected from 2030 onwards. The underground exploration potential previously highlighted by Argonaut Gold on this claim is located less than 300 metres from the existing Island Gold underground infrastructure.

Update on Reserve and Resource Estimates

On February 20, 2024, Alamos announced that combined Mineral Reserves and Resources at Island Gold increased by 16% across all categories to 6.1 million ounces, net of depletion, as at December 31, 2023. Combined Mineral Reserves and Resources have now increased for eight consecutive years with grades also increasing substantially over that time frame. Including mining depletion to date, 7.5 million ounces have been discovered at Island Gold as it continues to establish itself as one of the highest-grade and fastest-growing deposits in the world. Proven and Probable Mineral Reserves increased 18% to 1.7 million ounces (5.2 million tonnes grading 10.30 g/t Au). This marked the eleventh consecutive year of Mineral Reserve growth. Mineral Reserve additions totaled 394,000 ounces, more than offsetting mining depletion of 134,000 ounces. The increase was driven by the conversion of existing Mineral Resources and discovery of new Mineral Reserves, the majority of which are in proximity to existing underground infrastructure.

Converted Mineral Resources were also more than replaced at higher grades reflecting significant additions near existing infrastructure. This included a 146% increase in Measured and Indicated Mineral Resources to 0.7 million ounces (2.6 million tonnes grading 8.73 g/t Au). Inferred Mineral Resources also increased 4% to 3.7 million ounces (7.9 million tonnes grading 14.58 g/t Au).

The 2025 updated Mineral Reserves and Resources are expected to be released in February 2025.

Update on exploration

On January 13, 2025, Alamos reported new results from underground and surface drilling at the Island Gold mine. Exploration drilling continued to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures. More details can be found on Alamos' press release dated January 13, 2025 entitled "Alamos Gold Continues to Define High-Grade Mineralization Across the Island Gold Deposit; Ongoing Success Expected to Drive Additional Growth in Mineral Reserves and Resources", filed on www.sedarplus.com.

A total of $27 million has been budgeted for exploration at the Island Gold District in 2025, up from $21 million budgeted in 2024. The exploration program will build on the success from 2024 with high-grade gold mineralization extended across the Island Gold deposit, as well as within multiple structures within the hanging wall and footwall. This is expected to drive another year of growth in high-grade Mineral Reserves and Resources at Island Gold with the 2024 year-end update in February 2025. A total of 41,500 metres of underground drilling is planned in 2025 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. This includes drilling across the strike extent of main Island Gold deposit (E1E and C-Zones), as well as within a growing number of newly defined hanging-wall and footwall zones. These potential high-grade Mineral Reserve and Resource additions would be low cost to develop, given their proximity to existing infrastructure, and provide increased operational flexibility as mining rates increase. To support the underground exploration program, 1,172 metres of underground exploration drift development is planned to extend drill platforms on the 490, 790, 1025, and 1050-levels. Additionally, 18,000 metres of surface exploration drilling has been budgeted targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 metres. Included within sustaining capital, 30,800 metres of underground delineation drilling is planned at Island Gold and 18,000 metres of delineation drilling at Magino. The focus of the delineation drilling at both deposits is on the conversion of the large Mineral Resource base to Mineral Reserves. The regional exploration program at the Island Gold District includes 10,000 metres of surface drilling, consistent with the 2024 program. The focus will be following up on high-grade mineralization intersected at the Cline and Edwards deposits located approximately seven kilometres northeast of the Island Gold mine (not covered by an Osisko royalty). Drilling will also be completed at the Island Gold North Shear target, and to the east and along strike from the Island Gold mine to test the extension of the E1E-zone. Field work in 2025 will include till sampling, geological mapping, prospecting, and trenching at several regional targets. A comprehensive data compilation project will also continue into 2025 across the large 60,000 hectares land package in support of future exploration targeting.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

For more information, refer to Alamos' press release dated February 20, 2024 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2023", Alamos' press release dated March 27, 2024 entitled "Alamos Gold Announces Friendly Acquisition of Argonaut Gold" and Alamos' press releases dated January 13, 2025 entitled "Alamos Gold Continues to Define High-Grade Mineralization Across the Island Gold Deposit; Ongoing Success Expected to Drive Additional Growth in Mineral Reserves and Resources", and "Alamos Gold Achieves Increased 2024 Guidance with Record Annual Production; Three-Year Operating Guidance Outlines 24% Production Growth by 2027 at Significantly Lower Costs", all filed on www.sedarplus.ca.

CSA Streams (MAC Copper Limited)

Osisko Bermuda holds a silver stream and a copper stream on the CSA copper mine, operated by MAC Copper Limited ("MAC Copper"). Osisko Bermuda will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. Osisko Bermuda will also be entitled to purchase refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the closing date (June 15, 2023), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. Osisko Bermuda will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the closing date, MAC Copper will have the option to exercise certain buy-down rights on the copper stream by paying a one-time cash payment to Osisko Bermuda of $20.0 million to $40.0 million.

On July 17, 2023, Osisko Bermuda received its first delivery of silver. The first delivery of copper under the CSA copper stream occurred in the first week of July 2024 from the second quarter production. This delivery was sold during the third quarter of 2024. As of December 31, 2024, a total of 0.8 million ounces of silver and 748 tonnes of copper have been delivered to Osisko Bermuda under the stream agreements.

Guidance - 2024 to 2026

On July 22, 2024, MAC Copper reiterated its 3-year guidance for copper production: between 38,000 to 43,000 tonnes in 2024, 43,000 to 48,000 tonnes in 2025 and 48,000 to 53,000 tonnes in 2026. The 3-year production guidance was based primarily on Reserves, but also on Measured and Indicated Mineral Resources (as at August 31, 2023) and, given that all the deposits are open and a large drill program is underway, MAC Copper considers it likely that there will be changes over the relevant period as the company's overall plan to continue operational and production improvement continues to develop.

On January 28, 2025, MAC Copper announced that it expects to grow production by 2026 to over 50,000 tonnes of copper  with key projects delivering the further step change.

Update on operations

On February 20, 2024, MAC Copper raised A$325 million through its listing on the Australian Stock Exchange ("ASX"). Proceeds from the ASX listing were used to repay in full the deferred consideration facility to Glencore plc in connection with MAC Copper's acquisition of CSA, and the balance is expected to be used to increase working capital to facilitate operational flexibility and potential production growth, and also to provide additional funding for exploration programs and mine development at the CSA mine.

On October 9, 2024, MAC Copper raised A$150 million through a placement. Placement proceeds will be used to optimize MAC Copper's balance sheet and de-lever (by retiring its existing mezzanine debt facility at the earliest practicable date) while also providing additional flexibility to pursue strategic inorganic growth opportunities.

On January 28, 2025, MAC Copper announced quarterly copper production of 11,320 tonnes at the CSA mine, a record  under MAC Copper's ownership and an increase of 11% quarter-over-quarter. Production for the year reached 41,128 tonnes of copper, above the mid-point of the 2024 production guidance and an increase of 14% compared to 2023. Production further benefited from a grade of 4.1% in the fourth quarter of 2024 with copper grade for the month of December 2024 recorded at 4.52%. The grade achieved continues to demonstrate the high-quality ore body present at CSA mine. The double lift stope extraction method was again successfully deployed during fourth quarter of 2024 after being implemented in the previous quarters, resulting in less mining dilution achieved with stronger grades and less total ore tonnes for the same metal. Total ore mined of approximately 286,000 tonnes is around a 20% increase quarter on quarter, together with the higher grade processed leading to higher copper production.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Update on exploration

On October 21, 2024, MAC Copper provided an update on its continuing exploration and resource development at the CSA copper mine, including promising drill results. Underground exploration continued to focus on the down dip and along strike extensions of the QTSN and QTSC deposits, as well as the shallower, up dip portions of the East and West deposits and QTSS Upper.

Update on Mineral Reserve and Resource Estimates

On April 22, 2024, MAC Copper announced an updated 2023 Mineral Resource and Mineral Reserve statement and production guidance for CSA, including:

  64% increase in Mineral Reserves after replacement of depletion to 14.9 million tonnes grading 3.3% copper for 494,000 tonnes of contained copper;
  Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) increased to 4.7 million tonnes grading 4.9% copper (nil previously) for 229,000 tonnes of contained copper; and
  67% increase in mine life to eleven years (end of 2034) based on Mineral Reserves only.

The effective date for the Mineral Resource and Reserve Statement is August 31, 2023 and as such, any new information received after that time has not been incorporated into the Mineral Resource and Reserve statement at this stage. The 2023 Mineral Reserve only extends 95 metres vertically below the current decline position. All deposits (other than QTS South Upper A) are open in at least one direction and drilling is continuing to further increase the Mineral Resources and Mineral Reserves, subject to exploration success and economic factors.

For more information, refer to MAC Copper's press release dated February 20, 2024, entitled "Metals Acquisition Limited Dual Lists on ASX Following Upsized A$325 million IPO", MAC Copper's press release dated April 22, 2024, entitled "Metals Acquisition Limited Provides Notice of Release of Updated Resource and Reserve Statement and Production Guidance Conference Call Details", MAC Copper's press release dated July 22, 2024, entitled "Metals Acquisition Limited Announces June 2024 Quarterly Report", MAC Copper's press release dated October 9, 2024 entitled "Metals Acquisition Limited Raises ~A$150 Million (~US$103 Million) Through Successful Placement", MAC Copper's press release dated October 21, 2024 entitled "September 2024 Quarterly Report", MAC Copper's press release dated October 21, 2024, entitled "Metals Acquisition Limited Reports Drill Results Including 19.8m @ 10.9% Cu, 27.3m @ 8.7% Cu, 3.8m @ 17.1% Cu and 23.6m @ 5.2% Cu" and MAC Copper's press release dated January 28, 2025 entitled "MAC Copper Limited Announces December 2024 Quarterly Report", all filed on www.sec.gov/edgar.

Ermitaño Royalty (First Majestic Silver Corp.)

Osisko holds a 2% NSR royalty on the Ermitaño underground gold and silver mine ("Ermitaño") operated by First Majestic Silver Corp. ("First Majestic") and located in Sonora State, Mexico. Processing of ore from Ermitaño at the Santa Elena processing plant started in December 2021.

Guidance - 2025

On February 13, 2024, First Majestic reported its guidance for Santa Elena of 1.6 million to 1.8 million ounces of silver and 71,000 to 79,000 ounces of gold. This production should be exclusively from ore covered by the royalty held by Osisko.

Update on operations

On January 8, 2025, First Majestic announced record production of 406,009 ounces of silver and 27,216 ounces of gold in the fourth quarter of 2024 at Santa Elena; all ore was sourced from the Ermitaño mine. Silver production increased by 8% compared to the prior quarter, while gold production was largely unchanged. The mill processed a total of 271,783 tonnes of ore, slightly higher than the prior quarter with average silver and gold head grades relatively consistent at 67 g/t Ag and 3.26 g/t Au, respectively. Silver and gold recoveries averaged 69% and 96%, respectively, during the quarter, compared to 67% and 94% in the previous quarter. Santa Elena produced a new annual record of 10.3 million silver equivalent ("AgEq") ounces in 2024, representing a 7% increase compared to 2023 (9.6 million AgEq ounces). Continued optimization of the dual circuit and press filter led to increased recovery rates and higher plant throughput of approximately 3,200 tpd by the end of 2024.

Osisko Gold Royalties Ltd 2024 – Annual Report	Management’s Discussion and Analysis

Update on exploration

On July 30, 2024, First Majestic announced the discovery of a significant new, vein-hosted gold and silver mineralized system at its Santa Elena property. This new high-grade discovery, the Navidad vein system ("Navidad"), was made at depth adjacent to the company's producing Ermitaño mine and is within Osisko's royalty boundaries. This is the most promising discovery at the Santa Elena property since Ermitaño was discovered in 2016.

On February 4, 2025, First Majestic provided new results for the Navidad discovery. The drilling completed during the second half of 2024 significantly expanded the gold and silver mineralization discovered at the Navidad target, and metallurgical testing of the mineralization revealed that gold and silver metal recoveries are excellent. A total of 20,809 metres of new drilling was completed with 17 holes that have defined extensive mineralization consisting of two epithermal quartz veins with high-grade gold and silver mineralization: the Navidad and Winter veins. The gold and silver mineralization identified to date extends greater than 1,000 metres by 300 metres in strike and dip with the true thickness of mineralization averaging between 2.8 metres and 4.4 metres. A maiden Inferred Mineral Resource estimate is anticipated to be released in late March 2025. During 2025, additional drilling from surface is planned to continue testing the potential expansion of Navidad, which remains open in multiple directions. Expansionary and infill resource definition drilling will also take place from multiple new underground drilling stations constructed from the Ermitaño mine.

On February 14, 2024, First Majestic reported that approximately 57,000 metres of drilling is planned at Santa Elena. Greenfield and brownfield drilling at Santa Elena will focus on several targets within a 5-kilometre radius around the processing plant where new geologic understanding of district stratigraphy has brought to light large areas with exploration upside. First Majestic will continue to drill the Navidad project where both extension and infill drilling are planned.

Update on Mineral Reserve and Resource Estimates

On April 1, 2024, First Majestic released updated 2023 Mineral Reserve and Mineral Resource estimates for the Ermitaño underground mine. Ermitaño's Proven and Probable Mineral Reserve Estimates remained relatively unchanged despite record production of 9.6 million silver equivalent ounces at Ermitaño in 2023. Continued resource expansion potential at the Ermitaño mine (Navidad, Luna and Soledad Zones) remains a core focus for First Majestic over the next year, with 22,000 metres of drilling planned for 2024.

For more information, refer to First Majestic's press release dated April 1, 2024, entitled "First Majestic Announces 2023 Mineral Reserve and Mineral Resource Estimates", First Majetic's press release dated July 30, 2024 entitled "First Majestic Announces New High-Grade Gold and Silver Discovery at Santa Elena", First Majestic's press release dated January 8, 2025 entitled "First Majestic Produces 5.7 Million AgEq Oz in Q4 2024 Consisting of 2.4 Million Silver Ounces and 39,506 Gold Ounces, and 21.7 Million AgEq Oz in 2024", First Majestic's press release dated February 4, 2025 entitled "First Majestic Reports Exploration Success for Navidad at Santa Elena" and First Majestic's press release dated February 13, 2025 entitled "First Majestic Announces 2025 Production and Cost Guidance and Announces Conference Call Details", all filed on www.sedarplus.ca.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2025

On February 18, 2025, SSR Mining reported that its 2025 annual guidance will be released following the close of the Cripple Creek & Victor Gold Mine acquisition, which is expected within the first quarter of 2025.

Update on operations

On February 18, 2025, SSR Mining announced production of 78,545 ounces of gold at Seabee in 2024 compared to 90,777 ounces in 2023. Due to forest fires in the vicinity of the mine, operations at Seabee were suspended for more than 50 days. Operations were fully reinstated on October 11, 2024, and in the fourth quarter of 2024, Seabee produced 27,811 ounces of gold compared to 38,757 ounces in the fourth quarter of 2023. The decrease in production resulting from the forest fires was partially offset by strong grades of approximately 9.7 g/t Au in the fourth quarter of 2024.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Update on Mineral Reserve and Resource Estimates

On February 18, 2025, SSR Mining reported an updated Mineral Reserves which remained relatively stable with a 9% decrease in reserve ounces. Proven Mineral Reserves include 0.335 million tonnes of 6.11 g/t Au for 66,000 ounces of gold, and Probable Mineral Reserves include 1.466 million tonnes of 5.16 g/t Au for 243,000 ounces of gold. This estimate does not incorporate any of the Indicated Mineral Resources totaling 2.15 million tonnes grading 5.1 g/t Au for 352,000 ounces of gold, or the Inferred Mineral Resources totaling 1.464 million tonnes grading 4.37 g/t Au for 206,000 ounces of gold.

During the year ended December 31, 2024, SSR completed a total of 220 drillholes totaling 70,318 metres of drilling at Porky West deposit. The main objective of this drilling was to expand the footprint of mineralization. Mineral Resource at Porky West is open at depth and along strike. An exploration plan is in place to increase the Mineral Resource footprint and continue infill drilling in 2025.Seabee has been in continuous operation for 30 years and has demonstrated a track record of Mineral Reserve replacement that SSR Mining expects to continue into the future.

For more information, refer SSR Mining's press release dated February 18, 2025 entitled ",SSR Mining Reports Fourth Quarter and Full-Year 2024 Results" and SSR Mining's Form 10-K filed on EDGAR at www.sec.gov.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a silver stream referenced to Gibraltar copper mine's production, held by Gibraltar Mines Ltd. and located in British Columbia, Canada. The stream was amended in June 2023, increasing the refined silver to be delivered from 75% to 87.5% of the payable silver production, and amended again in December 2024, increasing the refined silver to be delivered to 100% of the payable silver production, following Taseko's acquisition of the remaining 12.5% Gibraltar joint venture interest last March 2024. Further to this, Osisko and Taseko also extended the step-down silver delivery threshold to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Once a total of 6.8 million ounces of silver have been delivered, the refined silver to be delivered will be reduced to 35% of the payable silver produced at Gibraltar thereafter. There is no cash transfer price payable by Osisko at the time of delivery for the silver ounces delivered. As of December 31, 2024, a total of 1.5 million ounces of silver have been delivered under the stream agreement.

Guidance - 2025

On January 9, 2025, Taseko released its 2025 guidance. As a result of increased mill availability, production in 2025 is expected to range between 120 to 130 million pounds of copper, a significant increase over 2024. Production is expected to be weighted to the second half of the year.

Update on operations

On June 1, 2024, Taseko announced that operations at the company's Gibraltar mine were suspended as a result of the announcement of a strike by the unionized employees. On June 19, 2024, Taseko announced that the union representing workers at its Gibraltar mine had ratified a new employment agreement which will be in place until May 31, 2027. Gibraltar workers were recalled, and mining operations and milling were restarted.

On January 9, 2025, Taseko announced 2024 production from Gibraltar of 106 million pounds of copper and 1.4 million pounds of molybdenum. Since completion of the planned major maintenance activities in July, milling operations at Gibraltar have been running smoothly. Mill throughput averaged over 89,000 tpd in the fourth quarter, 5% over design capacity, resulting in copper production of 29 million pounds for the period.

For more information, refer to Taseko's press releases dated June 1, 2024 entitled "Taseko Announces that Operations at its Gibraltar Mine have been Suspended" and Taseko's press release dated January 9, 2025 entitled "Taseko Announces 2024 Production Results and Amendment to Gibraltar Silver Stream", both filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Lamaque Royalty (Eldorado Gold Corporation)

Osisko owns a 1% NSR royalty on the Lamaque gold mine, including the producing Triangle deposit as well as the prospective Ormaque, Plug #4, and Parallel deposits. Osisko also holds a 2.5% NSR royalty on the Bourlemaque property. The Lamaque mine is operated by Eldorado Gold Corporation ("Eldorado") and is located in Québec, Canada.

Guidance - 2025

Eldorado is expected to release its fourth quarter and full year 2024 results on February 20, 2025.

On February 22, 2024, Eldorado released its 4-year forecast, where it expects to produce between 180,000 to 200,000 ounces of gold at Lamaque in 2027.

Update on operations

On January 14, 2025, Eldorado announced production at the Lamaque Complex of 63,742 ounces of gold in the fourth quarter of 2024 compared to 43,106 ounces in the third quarter of 2024. Full year production reached 196,538 ounces of gold compared to 177,069 ounces in 2023. The Lamaque Complex delivered record gold production both in the fourth quarter and for the year. During the fourth quarter, production increased 48% over the third quarter driven by higher ore grade and mill throughput. This included processing of the Ormaque bulk sample that also met expectations of modelled grade.

On January 27, 2025, Eldorado announced the results of an updated Technical Report for the Lamaque Complex (the "Lamaque Complex Technical Report"), including an updated life-of-mine plan based on Mineral Reserves from Triangle, Ormaque and Parallel (the "Reserve Case") and a Preliminary Economic Assessment ("PEA") extended life-of-mine plan primarily based on Inferred Mineral Resources from Triangle and Ormaque (the "PEA Case"). The Reserve Case outlines an 8-year mine life producing 1.2 million ounces of gold, while the PEA Case shows the potential to extend mine life incrementally by 9 years (to 2041) and incremental gold production of 1.5 million ounces (when compared to the previous life-of-mine plan).

Update on Mineral Reserve and Resource Estimates

On January 27, 2025, Eldorado released its updated Mineral Reserves and Mineral Resources and an updated life of mine plan on the Lamaque mine. Proven and Probable Mineral Reserves include 1.36 million tonnes of 5.72 g/t Au and 3.62 million tonnes of 6.92 g/t Au respectively for 1.3 million ounces of gold total. Inferred Resources include 994 million tonnes of 8.04 g/t Au for 2.6 million ounces. The updated technical report outlines a Reserve Case of 8-year mine life producing 1.2 million ounces of gold, while the preliminary economic assessment case shows the potential to extend the life of mine incrementally by 9 years and incremental gold production of 1.5 million ounces. The life of mine plan describes an average annual gold production of approximately 185,000 ounces through 2036, providing a long runway for the Lamaque Complex. With the development of the Ormaque deposit, Eldorado will be adding a second underground mine to the Lamaque Complex, which provides operational flexibility and efficiency as they leverage the existing plant and infrastructure.

Eldorado continues to assess exploration opportunities across the Lamaque Complex as well as its 100%-owned Bourlamaque property (contiguous to the Lamaque Complex) and in the wider Abitibi region. Exploration activities will continue at the Lamaque Complex, with a focus on resource conversion drilling at Lower Triangle, Ormaque and Plug No. 4, as well as testing for extensions at Ormaque and earlier stage targets close to the Lamaque Complex infrastructure.

For more information, refer to Eldorado's press release dated February 22, 2024 entitled "Eldorado Announces 2024 Detailed Production & Cost Guidance; Provides Four-Year Growth Profile", Eldorado's press release dated January 14, 2025 entitled "Eldorado Gold Delivers Gold Production of 520,293 Ounces in 2024, Above the Midpoint of Tightened Guidance, With Solid Fourth Quarter Preliminary Gold Production of 155,669 Ounces; Provides Skouries Construction Progress and Conference Call Details" and Eldorado's press release dated January 27, 2025 entitled "Eldorado Updates Lamaque Complex Technical Report; Demonstrating Significant Value and Potential to Extend Mine Life to 17 Years", all filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec.

On October 27, 2023, Stornoway announced it was temporarily suspending operations and placing itself under the protection of the CCAA to enable it to restructure its business.

On April 3, 2024, Winsome Resources Ltd ("Winsome") announced the acquisition of an exclusive call option, exercisable by September 30, 2024, to acquire the assets comprising the Renard mine and associated infrastructure or all of the issued capital in Stornoway. On December 4, 2024, the consideration structure was amended as follows:

  C$1.0 million, payable in cash, on closing of the proposed acquisition;
  The following consideration payable in cash, Winsome shares, or a combination thereof at Winsome's election
    C$10.0 million, payable by the 12-month anniversary of closing;
    C$20.0 million, payable by the 24-month anniversary of closing; and
    C$21.0 million, payable on the 30-month anniversary of closing.

The Renard mine processed and sold a small number of diamonds in the second, third and fourth quarters of 2024 as part of the care and maintenance plan and, consequently, Osisko earned 1,529 GEOs through its diamond stream in 2024.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. In certain instances, Osisko may invest in equity of companies concurrently with the acquisition of royalty, stream or other similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates under IFRS Accounting Standards as a result of the ownership held, nomination rights to the investee's board of directors and/or other facts and circumstances.

Osisko may, from time to time, and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

In 2024, Osisko sold equity investments for net proceeds of $2.4 million. In 2023, Osisko acquired equity investments of $40.2 million (including $40.0 million acquired by Osisko Bermuda in MAC Copper as part of the CSA silver and copper stream acquisitions) and sold equity investments for net proceeds of $98.1 million, including its entire equity position in Osisko Mining Inc. for net proceeds of $94.3 million.

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at December 31, 2024 (in thousands of dollars):

Investments		Carrying value (i)		Fair Value (ii)
	$		$
Associates		43,262		54,210
Other		55,313		55,313
		98,575		109,523

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IAS 28 Investment in Associates and Joint Ventures and IFRS 9 Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at December 31, 2024.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Principal investment in associates

Osisko Development Corp.

As at December 31, 2024, the Company's principal investment in associates is Osisko Development Corp. ("Osisko Development"). Osisko Development is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Tintic property ("Tintic") in Utah, United States. Osisko owns a 5% NSR royalty on Cariboo, 15% gold and silver streams on San Antonio and a 2.5% metals stream on Tintic.

The Cariboo gold project has Probable Mineral Reserves of 2.03 million ounces of gold (16.7 million tonnes grading 3.78 g/t Au), Measured and Indicated Mineral Resources of 1.57 million ounces of gold (14.7 million tonnes grading 3.33 g/t Au) and Inferred Mineral Resources of 1.71 million ounces of gold (15.5 million tonnes grading 3.44 g/t Au). A NI 43-101 compliant feasibility study was filed in January 2023, which outlined average annual gold production of 163,695 ounces over a 12-year mine life, with an after-tax net present value of $502 million at a 5% discount rate and an internal rate of return (unlevered) of 20.7% at $1,700 per ounce of gold. The study envisaged a phased operation with Phase 1 being a 1,500 tpd operation producing 72,501 ounces of gold for the first three years and Phase 2 ramping up to a 4,900 tpd operation producing 193,798 ounces of gold per year for the remaining mine life.

On December 12, 2024, Osisko Development announced the granting of the Environmental Management Act permits for Cariboo. Together with the BC Mines Act permits secured on November 20, 2024, these approvals marked the successful completion of the permitting process for key approvals, solidifying Cariboo's shovel-ready status.

On December 13, 2024, Osisko Development provided a progress update for its ongoing bulk sample and underground development activities at Cariboo. Osisko Development has now successfully completed 100% of the underground development, totalling approximately 1,172 meters, to access the target area of the contemplated bulk sample in the Lowhee Zone of the deposit. Preparations are underway and in their final stages to extract 10,000 metric tonnes of mineralized material. The bulk sample results are anticipated in the first quarter of 2025.

In November 2024, Osisko Development reported that its working capital position as at September 30, 2024, and the gross proceeds from the private placements completed in October and November 2024, will not be sufficient to meet its obligations, commitments and forecasted expenditures up to the period ending September 30, 2025. While management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the company or that they will be available on terms which are acceptable to Osisko Development. If management is unable to obtain new funding, Osisko Development may be unable to continue its operations.

As at December 31, 2024, the Company held 33,333,366 common shares representing a 24.4% interest in Osisko Development (39.6% as at December 31, 2023). The Company continues to exercise significant influence over Osisko Development as a result, amongst others, of its ownership interest and board nomination rights, and accounts for its investment using the equity method.

For more information, please refer to Osisko Development's press releases and other public documents available on www.sedarplus.ca and on their website (www.osiskodev.com).

Sustainability Activities

As a capital provider, Osisko does not have direct control over the operation or sustainability activities of its mining partners operations. However, the Company recognizes that by supporting responsible operators, it can promote sustainable development through its investments.

In 2023, Osisko developed an enhanced Environmental, Social and Governance ("ESG") screening and monitoring tool, aligned with industry-leading practices and referencing recognized sustainability frameworks. The comprehensive tool allows Osisko to assess the ESG performance of potential assets and mining partners across various topics, including biodiversity, climate change, tailings and waste management, community relations, diversity, equity and inclusion, health and safety, and business ethics. Osisko started using this new formal process and tool in 2024 for new investment decisions, with a monitoring aspect applied to existing partners and investments, where applicable.

Recent governance enhancements include the addition of three new independent directors: Mr. Norman MacDonald, Mr. David Smith and Ms. Wendy Louie. Mr. MacDonald was appointed as an independent Chair in November 2023. The Company has also implemented several key policies including those focused on Human Resources, Health and Safety, Human Rights, and Anti-Bribery, Anti-Corruption and Anti-Money Laundering and appointed a dedicated Vice President, Sustainability and Communications tasked with driving forward Osisko's environmental, social and governance initiatives.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

In its commitment to addressing climate-related challenges, Osisko conducted a climate-related risk assessment and scenario analysis to gage the exposure of key assets to climate-related risks and opportunities. This analysis helped inform the development of a climate change strategy for 2024-2027 structured around three main pillars: management of climate-related financial risks, pursuit of a low-emission future; and enhancing governance and disclosure. Each pillar includes specific commitments to monitor and measure progress.

In early 2024, Osisko purchased and retired Gold Standard certified carbon credits through Key Carbon Ltd., a financer and supporter of carbon reduction projects. These carbon credits offset the Company's 2023 office-based Scope 2 and Scope 3 indirect emissions (excluding financed emissions).

Osisko continued to improve the internal skills and awareness of all employees through targeted training on various internal policies including but not limited to the Company's Code of Ethics, Whistleblowing Policy and Trading Policy.

In 2024, the Company donated over $0.4 million across three pillars: education, social/community, and climate change/environmental, representing an increase of 51% over the 2023 level of $0.2 million. Osisko also successfully implemented a donation matching policy as part of its ongoing commitment to social responsibility and community engagement. This initiative enabled the Company to double the impact of employee contributions to eligible charitable organizations, supporting a range of meaningful causes that fall under the three pillars of giving. Osisko's community investments and employee volunteering initiatives continued to support the local communities around its head office and those around its mining partners.

Osisko was also recognized as a Great Place to Work® Canada-certified organization for the first time. This achievement reflects its commitment to fostering a dynamic, engaging, and inclusive workplace.

For a detailed review Osisko's sustainability initiatives, refer to the fourth edition of Osisko's sustainability report, Growing Responsibly, published on April 10, 2024.

Dividends and Normal Course Issuer Bid

The following table provides details on the dividends declared by the Company for the years ended December 31, 2024 and 2023:

Declaration date	Dividend per share	Record date	Payment date	Total dividends (i)
	C$			$

February 20, 2024	0.060	March 28, 2024	April 15, 2024	8,271,000
May 8, 2024	0.065	June 28, 2024	July 15, 2024	8,843,000
August 6, 2024	0.065	September 30, 2024	October 15, 2024	8,878,000
November 6, 2024	0.065	December 31, 2024	January 15, 2025	8,673,000
Year 2024	0.255			34,665,000

February 23, 2023	0.055	March 31, 2023	April 14, 2023	7,511,000
May 10, 2023	0.060	June 30, 2023	July 14, 2023	8,268,000
August 9, 2023	0.060	September 29, 2023	October 16, 2023	8,281,000
November 8, 2023	0.060	December 29, 2023	January 15, 2024	8,163,000
Year 2023	0.235			32,223,000

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at December 31, 2024, the holders of 18.4 million common shares had elected to participate in the DRIP, representing dividends payable of $0.8 million. During the year ended December 31, 2024, the Company issued 205,541 common shares under the DRIP, at a discount rate of 3% (140,405 common shares in 2023 at a discount rate of 3%). On January 15, 2025, 45,878 common shares were issued under the DRIP at a discount rate of 3%.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Normal Course Issuer Bid

In December 2024, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, Osisko may acquire up to 9,331,275 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2024 NCIB program are authorized from December 12, 2024 until December 11, 2025. Daily purchases will be limited to 73,283 common shares, other than block purchase exemptions.

Under the terms of the previous NCIB program, Osisko was allowed to acquire up to 9,258,298 of its common shares from time to time, from December 12, 2023 to December 11, 2024. Daily purchases were limited to 94,834 common shares.

During the year ended December 31, 2024, the Company purchased for cancellation a total of 26,000 common shares for $0.4 million (C$0.6 million; average acquisition price per share of C$22.48). During the year ended December 31, 2023, the Company did not purchase any common shares under the NCIB program.

Gold Market and Currency

Gold Market

Following its robust performance in 2023, the gold market continued to post strong gains in 2024 and prices rose 26% from the beginning of the year to reach $2,609 per ounce by the end of the fourth quarter. The gold price averaged $2,663 per ounce in the fourth quarter of 2024, its highest ever quarterly average in nominal dollars, compared to $2,474 in the third quarter, $2,338 per ounce in the second quarter and $2,070 per ounce in the first quarter.

The historical price is as follows:

(per ounce of gold)	High	Low	Average	Close

2024	$2,778	$1,985	$2,386	$2,609
2023	2,078	1,811	1,941	2,078
2022	2,039	1,629	1,800	1,812
2021	1,943	1,684	1,799	1,820
2020	2,067	1,474	1,770	1,888

Currency

The Canadian dollar traded against the U.S. dollar at a ratio of between 1.3491 and 1.4416 in the fourth quarter of 2024 to close at 1.4389, compared to 1.3499 on September 30, 2024, 1.3687 on June 30, 2024, 1.3550 on March 31, 2024 and 1.3226 on December 31, 2023. The Canadian dollar averaged 1.3982 in the fourth quarter of 2024, 1.3641 in the third quarter, 1.3683 in the second quarter of 2024 and 1.3486 in the first quarter of 2024. In December 2024, the Bank of Canada reduced its overnight rate by 50 basis points to 3.25%, its fifth consecutive cut in 2024, after previously reaching its highest level in 22 years.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close

2024	1.4416	1.3316	1.3698	1.4389
2023	1.3875	1.3128	1.3497	1.3226
2022	1.3856	1.2451	1.3013	1.3544
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	2024	2023	2022
	$	$	$

Revenues	191,157	183,228	167,109
Cost of sales	(6,738)	(12,335)	(12,315)
Depletion	(32,607)	(41,801)	(39,401)
Gross profit	151,812	129,092	115,393

Impairment of royalty and stream interests	(49,558)	(35,711)	(1,342)

Operating income	78,324	64,463	94,404

Net earnings (loss) from continuing operations	16,267	(37,426)	65,380
Net loss from discontinued operations (2)	-	-	(205,706)
Net earnings (loss)	16,267	(37,426)	(140,326)

Net earnings (loss) per share from continuing operations (2), (3)
Basic and diluted	0.09	(0.20)	0.36

Total assets	1,377,634	1,486,472	1,473,890

Total long-term debt	93,900	145,080	109,231

Operating cash flows from continuing operations	159,925	138,437	134,255
Operating cash flows used by discontinued operations (2)	-	-	(50,896)
Operating cash flows	159,925	138,437	83,359

Dividend per common share (C$)	0.255	0.235	0.22

Weighted average shares outstanding (in thousands)
Basic	186,290	185,036	180,398
Diluted	187,581	185,036	180,398

Average selling price of gold (per ounce sold)	2,361	1,943	1,799

(1) Unless otherwise noted, financial information is in U.S. dollars and prepared in accordance with IFRS Accounting Standards.

(2) The net loss from discontinued operations is related to the activities of Osisko Development. Please refer to the Basis of Presentation of Consolidated Financial Statements section of the MD&A for the year ended December 31, 2022 for more details.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Overview of Financial Results

Financial Summary - Year 2024

  Revenues from royalties and streams of $191.2 million compared to $183.2 million in 2023;
  Gross profit of $151.8 million compared to $129.1 million in 2023;
  Operating income of $78.3 million compared to $64.5 million in 2023;
  Net earnings of $16.3 million or $0.09 per basic share compared to a net loss of $37.4 million or $0.20 per basic share in 2023;
  Adjusted earnings4 of $97.3 million or $0.52 per basic share compared to $74.1 million or $0.40 per basic share in 2023; and
  Cash flows provided by operating activities of $159.9 million compared to $138.4 million in 2023.

Revenues from royalties and streams increased to $191.2 million in 2024 compared to $183.2 million in 2023, mostly as a result of higher metal prices, partially offset by lower deliveries under the stream and royalty agreements following the stoppage of operations at the Renard diamond mine in October 2023 and at the Eagle Gold mine in June 2024.

Gross profit amounted to $151.8 million in 2024 compared to $129.1 million in 2023. Cost of sales and depletion decreased, mostly as a result of the mix of sales and lower deliveries (sales of diamonds from the Renard stream were minimal in 2024).

General and administrative ("G&A") expenses decreased in 2024 from $24.3 million to $18.3 million, mostly as a result of a share-based compensation expense of $1.1 million and a charge of $3.1 million for severance payments to key management in 2023, as well as additional professional fees.

Business development expenses increased in 2024 from $4.6 million to $5.6 million, mostly as a result of increased activities and the addition of one vice president in early 2024.

As a result of the failure at the heap leach facility of the Eagle Gold mine, management performed an impairment assessment on the Eagle Gold mine royalty interest as at June 30, 2024 and recorded a non-cash impairment loss of $49.6 million, representing 100% of the net book value on June 30, 2024 (refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details).

Operating income in 2024 increased to $78.3 million compared to $64.5 million in 2023, mostly as a result of a higher gross profit and lower G&A expenses, partially offset by the impairment charge of $49.6 million on the Eagle Gold mine royalty. An impairment of royalty and stream interests of $35.7 million was recorded in 2023.

Net earnings in 2024 reached $16.3 million, compared to a net loss of $37.4 million in 2023. In 2023, the net result was impacted by an impairment charge of $35.7 million on royalty and stream interests (mostly from the impairment of $17.8 million on the Tintic stream and $11.2 million on the Renard diamond stream), an expected credit loss allowance on investments and a write-off totalling $27.8 million (related to loans with Stornoway) and an impairment charge on investments in associates of $49.0 million (including $48.8 million on the investment in Osisko Development). In 2024, the net result was impacted by an impairment charge of $49.6 million on the Eagle Gold mine royalty, a share of loss of associates of $30.0 million, a loss on dilution of investments in an associate of $9.3 million and a foreign exchange loss, partially offset by lower finance costs.

Adjusted earnings reached $97.3 million in 2024 compared to $74.1 million in 2023, mostly a result of a higher gross profit, lower G&A expenses and lower finance costs, partially offset by higher income taxes and lower interest income. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities in 2024 were $159.9 million, compared to $138.4 million in 2023. The increase was mainly the result of higher revenues, lower cost of sales and lower G&A expenses.

4   "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the years ended December 31, 2024 and 2023 (in thousands of dollars):

		2024	2023
		$	$

Revenues	(a)	191,157	183,228

Cost of sales	(b)	(6,738)	(12,335)
Depletion	(c)	(32,607)	(41,801)
Gross profit	(d)	151,812	129,092

Other operating expenses
General and administrative	(e)	(18,298)	(24,344)
Business development	(f)	(5,632)	(4,574)
Impairment of royalty and stream interests	(g)	(49,558)	(35,711)

Operating income		78,324	64,463

Other expenses, net	(h)	(48,182)	(92,100)

Earnings (loss) before income taxes		30,142	(27,637)

Income tax expense	(i)	(13,875)	(9,789)

Net earnings (loss)		16,267	(37,426)

(a) Revenues are comprised of the following:

	2024			2023
	Average selling price per ounce / tonne /carat ($)	Ounces / tonnes / carats / sold	Total revenues ($000's)	Average selling price per ounce / tonne /carat ($)	Ounces / tonnes / carats / sold	Total revenues ($000's)

Gold sold	2,361	46,696	110,237	1,943	54,277	105,486
Silver sold	28	1,832,931	51,837	23	1,900,444	44,220
Copper sold	8,920	748	6,671	-	-	-
Diamonds sold	76	27,178	2,072	98	189,036	18,737
Other (paid in cash)	-	-	20,340	-	-	14,785
			191,157			183,228

The decrease in gold ounces sold is mostly the result of the stoppage of operations at the Eagle Gold mine in June 2024. The copper tonnes sold are related to the CSA copper stream which had an economic effective date of June 17, 2024. The decrease in diamonds sold in 2024 is the result of the stoppage of operations at the Renard diamond mine in the fourth quarter of 2023.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

(b) Cost of sales mainly represents the acquisition price of the metals (and diamonds when applicable) under the stream agreements, as well as deductions (if applicable) for governmental royalties, refining, insurance, transportation and other costs related to the metals received under royalty agreements. For the year ended December 31, 2024, cost of sales amounted to $6.7 million, compared to $12.3 million. The decrease in 2024 is mostly due to the mix of sales and lower deliveries (sales of diamonds from the Renard stream were minimal in 2024).

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense in 2024 amounted to $32.6 million, compared to $41.8 million in 2023. The decrease in 2024 is mostly due to the mix of sales (sales of diamonds from the Renard stream were minimal in 2024) and lower deliveries.

(d) The breakdown of cash margin5 and gross profit per type of interest is as follows (in thousands of dollars):

	2024	2023
	$	$

Royalty interests
Revenues	130,375	118,829
Less: cost of sales (excluding depletion)	(413)	(379)
Cash margin (in dollars)	129,962	118,450

Depletion	(12,208)	(17,796)
Gross profit	117,754	100,654

Stream interests
Revenues	60,782	64,399
Less: cost of sales (excluding depletion)	(6,325)	(11,956)
Cash margin (in dollars)	54,457	52,443

Depletion	(20,399)	(24,005)
Gross profit	34,058	28,438

Royalty and stream interests Total cash margin (in dollars)	184,419	170,893
Divided by: total revenues	191,157	183,228
Cash margin (in percentage of revenues)	96.5%	93.3%

Total - Gross profit	151,812	129,092

(e) G&A expenses decreased in 2024 to $18.3 million from $24.3 million in 2023, mostly as a result of a share-based compensation expense of $1.1 million and a charge of $3.1 million for severance payments to key management in 2023, as well as additional professional fees.

(f) Business development expenses increased in 2024 to $5.6 million from $4.6 million in 2023, mostly as a result of increased activities and the addition of one vice president in 2024.

(g) As a result of the failure at the heap leach facility of the Eagle Gold mine, management performed an impairment assessment on the Eagle Gold mine royalty interest as at June 30, 2024 and recorded a non-cash impairment loss of $49.6 million (refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details).

In 2023, the Company recorded an impairment charge of $17.8 million on the Tintic stream and $11.2 million on the Renard diamond stream (refer to the Portfolio of Royalty, Stream and Other Interests section for more details). The Company also wrote off royalty interests on which the royalty rights were lost and royalty interests on which the Company does not expect to receive sufficient net proceeds covering the remaining net book value.

(h) Other expenses, net of $48.2 million in 2024 include a share of loss of associates of $30.0 million, a loss on dilution of investments in an associate of $9.3 million, finance costs of $8.0 million and a foreign exchange loss of $4.4 million, partially offset by interest income of $4.2 million.

Other expenses, net of $92.1 million in 2023 include finance costs of $14.0 million, a net loss on investments of $90.2 million (which includes a non-cash loss on the deemed disposal of an associate of $2.3 million, a net loss on disposal of an associate of $5.5 million, a change in fair value of financial assets at fair value through profit and loss of $9.7 million, an allowance on expected credit loss and a write-off of other investments totalling $27.8 million and an impairment charge of $49.0 million on investments in associates (including $48.8 million on the investment in Osisko Development), partially offset by a net gain on dilution of investments in associates of $3.6 million), a net share of income of associate of $5.9 million (which includes the gain realized by an associate on the sale of a property), interest income of $5.1 million and a gain on foreign exchange of $1.1 million.

5  Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

(i) The effective income tax rate in 2024 is 46.0% compared to (35.4%) in 2023. The statutory rate was 26.5% in 2024 and 2023. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $2.7 million were paid in 2024, compared to $1.9 million in 2023. Cash taxes paid were related to taxes on royalties earned in foreign jurisdictions.

Liquidity and Capital Resources

As at December 31, 2024, the Company's cash position amounted to $59.1 million compared to $51.2 million as at December 31, 2023.

Significant variations in the liquidity and capital resources for the three months and the year ended December 31, 2024 are summarized below and detailed under the Cash Flows section of this MD&A.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Revolving credit facility

A total amount of C$550.0 million ($382.3 million) is available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to C$200.0 million ($139.0 million).

In April 2024, the maturity date of the Facility was extended from September 29, 2026 to April 30, 2028. The uncommitted accordion is subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. As at December 31, 2024, the effective interest rate on the drawn balance was 5.8%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at December 31, 2024, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows for the years ended December 31, 2024 and 2023 (in thousands of dollars):

	2024	2023
	$	$
Cash flows
Operations	161,802	139,949
Working capital items	(1,877)	(1,512)
Operating activities	159,925	138,437
Investing activities	(75,642)	(166,126)
Financing activities	(74,868)	9,370
Effects of exchange rate changes on cash	(1,523)	2,670
Increase (decrease) in cash	7,892	(15,649)
Cash - January 1	51,204	66,853
Cash - December 31	59,096	51,204

Operating Activities

In 2024, cash flows provided by operating activities amounted to $159.9 million compared to $138.4 million in 2023. The increase was mainly the result of higher revenues, lower cost of sales, lower G&A expenses and lower finance costs.

Investing Activities

During the year 2024, cash flows used in investing activities amounted to $75.6 million compared to $166.1 million in 2023.

In 2024, $6.0 million were invested to acquire notes receivable from an associate (presented as other investments on the consolidated balance sheets). The disposal of equity investments generated proceeds of $2.4 million and another $1.4 million was received from the partial repayment of the Stornoway bridge loan, which was fully provisioned in 2023.

In 2023, Osisko invested a total of $217.7 million to acquire royalty and stream interests, including $150.0 million to acquire the CSA silver and copper streams, $35.0 million to acquire the Namdini NSR royalty, $15.0 million to acquire the Costa Fuego copper and gold NSR royalties and $10.3 million to amend the Gibraltar Silver Stream. Concurrently with the acquisition of the CSA silver and copper streams, Osisko invested $40.0 million in equity of MAC Copper as part of its concurrent equity financing. Osisko also acquired notes receivable for $6.2 million from an associate (presented as other investments on the consolidated balance sheets) and generated $98.1 million in net proceeds from disposal of investments, including the sale of the equity investment in Osisko Mining for net proceeds of $94.3 million.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Financing Activities

During the year 2024, cash flows used in financing activities amounted to $74.9 million compared to cash flows provided by financing activities of $9.4 million in 2023.

In 2024, Osisko repaid a net amount of $49.7 million under its revolving credit facility, paid $30.7 million in dividends and $2.4 million in withholding taxes on the settlement of restricted and deferred share units. Osisko received proceeds from the exercise of share options and the share purchase plan for $9.6 million and acquired shares under the NCIB program for $0.4 million during the same period.

In 2023, Osisko drew $190.0 million on its revolving credit facility to finance the acquisition of royalty and stream interests and repaid a total amount of $155.8 million during the same period. The Company also paid $29.7 million in dividends and $3.6 million in withholding taxes on the settlement of restricted and deferred share units. Osisko received proceeds from the exercise of share options and the share purchase plan for $9.5 million during the same period.

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2024				2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

GEOs	20,005	18,408	20,068	22,259	23,275	23,292	24,465	23,111
Cash	59,096	43,366	48,018	52,104	51,204	52,330	70,033	119,084
Total assets	1,377,634	1,385,713	1,382,089	1,444,017	1,486,472	1,663,396	2,191,128	2,008,740
Total long-term debt	93,900	59,816	79,610	112,135	145,080	233,262	319,650	134,370
Equity	1,188,953	1,215,186	1,215,186	1,237,585	1,247,931	1,227,238	1,748,097	1,759,062
Revenues (2)	56,742	41,977	47,391	45,047	47,835	46,276	45,059	44,058
Net cash flows from operating activities	49,765	34,564	38,234	37,362	37,148	32,408	35,278	33,604
Impairment of assets, net of income taxes	-	-	36,425	-	66,537	20,639	16,032	200
Net earnings (loss)	7,105	13,409	(15,416)	11,175	(51,234)	(14,703)	13,100	15,411
Basic and diluted net earnings (loss) per share	0.04	0.07	(0.08)	0.06	(0.28)	(0.08)	0.07	0.08
Weighted average shares outstanding (000's)
- Basic	186,747	186,408	186,217	185,761	185,353	185,304	185,093	184 429
- Diluted	188,180	187,732	186,217	186,870	185,353	185,304	186,267	185,694
Share price - TSX - closing (C$)	26.03	25.05	21.32	22.23	18.91	15.95	20.36	21.36
Share price - NYSE - closing	18.10	18.51	15.58	16.42	14.28	11.75	15.10	15.82
Price of gold (average)	2,663	2,474	2,338	2,070	1,971	1,928	1,976	1,890
Closing exchange rate(2) (C$/US$)	0.695	0.7408	0.7306	0.7380	0.7561	0.7396	0.7553	0.7389

(1) Unless otherwise noted, financial information is in U.S. dollars and prepared in accordance with IFRS Accounting Standards.

(2) Bank of Canada Daily Rate.

In 2024, the Company repaid a net amount of $49.7 million on its revolving credit facility and recorded an impairment loss of $49.6 million ($36.4 million, net of income taxes) on its Eagle Gold mine royalty interest in the second quarter of 2024.

During the fourth quarter of 2023, the Company sold its equity investment in Osisko Mining for net proceeds of $94.3 million and used the funds to partly repay a portion of its revolving credit facility. The Company also incurred an impairment charge of $17.8 million on the Tintic stream and $48.8 million on the equity investment in Osisko Development.

During the second quarter of 2023, the Company, through Osisko Bermuda, acquired silver and copper streams on the CSA mine for $150.0 million and common shares in MAC Copper, who acquired the CSA mine, for $40.0 million. The transaction was financed from cash on hand (approximately 30%) and from a drawdown on the revolving credit facility.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Fourth Quarter Results

Financial Summary

  Revenues from royalties and streams of $56.7 million compared to $47.8 million in the fourth quarter of 2023;
  Gross profit of $45.1 million compared to $35.3 million in the fourth quarter of 2023;
  Operating income of $38.9 million compared to $10.5 million in the fourth quarter of 2023;
  Net earnings of $7.1 million or $0.04 per basic share compared to a net loss of $51.2 million or $0.28 per basic share in the fourth quarter of 2023;
  Adjusted earnings6 of $29.9 million or $0.16 per basic share compared to $21.6 million or $0.12 per basic share in the fourth quarter of 2023; and
  Cash flows provided by operating activities of $49.8 million compared to $37.1 million in the fourth quarter of 2023.

Revenues from royalties and streams increased to $56.7 million in the fourth quarter of 2024 compared to $47.8 million in the fourth quarter of 2023, mostly as a result of higher metal prices, partially offset by lower deliveries under the stream and royalty agreements following the stoppage of operations at the Renard diamond mine in October 2023 and at the Eagle Gold mine in June 2024.

Gross profit amounted to $45.1 million in the fourth quarter of 2024 compared to $35.3 million in the fourth quarter of 2023. Cost of sales decreased slightly and depletion expenses were stable, mostly as a result of the mix of sales and lower deliveries (sales of diamonds from the Renard stream were minimal in 2024).

G&A expenses decreased from $5.6 million in the fourth quarter of 2023 to $4.2 million in the fourth quarter of 2024, mostly as a result of lower professional fees.

Business development expenses increased to $2.0 million in the fourth quarter of 2024 from $1.5 million in the fourth quarter of 2023, mostly as a result of increased activities and the addition of one vice president in 2024.

In the fourth quarter of 2024, the Company generated net earnings of $7.1 million compared to a net loss of $51.2 million in the fourth quarter of 2023. The net loss in 2023 was due to an impairment charge on the Tintic stream of $17.8 million and an impairment charge on an investment in associates of $48.8 million (Osisko Development).

Adjusted earnings were $29.9 million in the fourth quarter of 2024 compared to $21.6 million in the fourth quarter of 2023, mostly a result of a higher gross profit, lower finance costs and lower G&A expenses, partially offset by higher income taxes. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities in the fourth quarter of 2024 were $49.8 million compared to $37.1 million in the fourth quarter of 2023. The increase was mainly the result of higher revenues, lower cost of sales and lower G&A expenses.

6   "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure."

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three months ended December 31, 2024 and 2023 (in thousands of dollars):

		Three months ended December 31,
		2024	2023
		$	$

Revenues	(a)	56,742	47,835

Cost of sales	(b)	(2,181)	(2,942)
Depletion	(c)	(9,475)	(9,570)
Gross profit	(d)	45,086	35,323

Other operating expenses
General and administrative	(e)	(4,209)	(5,587)
Business development	(f)	(1,987)	(1,505)
Impairment of stream interests	(g)	-	(17,768)

Operating income		38,890	10,463

Other expenses, net	(h)	(22,906)	(59,010)

Earnings (loss) before income taxes		15,984	(48,547)

Income tax expense	(i)	(8,879)	(2,687)

Net earnings (loss)		7,105	(51,234)

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

(a) Revenues are comprised of the following:

	Three months ended December 31,
	2024			2023
	Average selling price per ounce / tonne /carat ($)	Ounces / tonnes / carats / sold	Total revenues ($000's)	Average selling price per ounce / tonne /carat ($)	Ounces / tonnes / carats / sold	Total revenues ($000's)

Gold sold	2,656	10,524	27,953	1,981	14,820	29,361
Silver sold	31	475,647	14,581	24	444,063	10,542
Copper sold	8,880	674	5,980	-	-	-
Diamonds sold (i)	72	10,212	737	86	53,276	4,590
Other (paid in cash)	-	-	7,491	-	-	3,342
			56,742			47,835

The decrease in gold ounces sold is mostly the result of the stoppage of operations at the Eagle Gold mine in June 2024. The copper tonnes sold are related to the CSA copper stream which had an economic effective date of June 17, 2024. The decrease in diamonds sold in 2024 is the result of the stoppage of operations at the Renard diamond mine in the fourth quarter of 2023.

(b) Cost of sales mainly represents the acquisition price of the metals and diamonds under the stream agreements, as well as deductions (if applicable) for governmental royalties, refining, insurance, transportation and other costs related to the metals received under royalty agreements. The decrease in 2024 is mostly due to the mix of sales and lower deliveries (sales of diamonds from the Renard stream were minimal in 2024).

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense in the fourth quarter of 2024 was stable at $9.5 million compared to $9.6 million in the fourth quarter of 2023.

(d) The breakdown of cash margin7 and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended December 31
	2024	2023
	$	$
Royalty interests
Revenues	35,349	32,681
Less: cost of sales (excluding depletion)	(180)	17
Cash margin (in dollars)	35,169	32,698

Depletion	(2,160)	(4,101)
Gross profit	33,009	28,597

Stream interests
Revenues	21,393	15,154
Less: cost of sales (excluding depletion)	(2,001)	(2,959)
Cash margin (in dollars)	19,392	12,195

Depletion	(7,315)	(5,469)
Gross profit	12,077	6,726

Royalty and stream interests
Total cash margin (in dollars)	54,561	44,893
Divided by: total revenues	56,742	47,835
Cash margin (in percentage of revenues)	96.2%	93.8%

Total - Gross profit	45,086	35,323

7  Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

(e) G&A expenses decreased in the fourth quarter of 2024, mostly as a result of lower professional fees.

(f) Business development expenses increased in the fourth quarter of 2024, mostly as a result of increased activities and the addition of one vice president in 2024.

(g) In the fourth quarter of 2023, the Company recorded an impairment charge of $17.8 million on the Tintic stream.

(h) Other expenses, net of $22.9 million in the fourth quarter of 2024 include finance costs of $1.5 million, a share of loss of associates of $9.5 million, a loss on dilution of investments in an associate of $9.3 million, a loss on foreign exchange of $1.8 million and other non-cash net losses of $2.0 million, partially offset by interest income of $1.1 million.

Other expenses, net of $59.0 million in the fourth quarter of 2023 include finance costs of $4.8 million, an impairment charge of $48.8 million on its investment in associates (related to Osisko Development), a net loss on investments of $10.5 million (which includes a net loss on disposal of an associate of $5.4 million and a change in fair value of investments of $5.1 million) and a share of loss of associates of $0.3 million, partially offset by a foreign exchange of $3.8 million and interest income of $1.1 million.

(i) The effective income tax rate related to the continuing operations in the fourth quarter of 2024 was 55.5% compared to (5.5%) in the fourth quarter of 2023. The statutory rate was 26.5% in 2024 and 2023. The elements that impacted the effective income tax rates are other income not taxable, impairment charges not deductible, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $1.3 million were paid in the fourth quarter of 2024 compared to $0.4 million in the fourth quarter of 2023, and were related to taxes on royalties earned in foreign jurisdictions.

Segment Disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues, including revenues derived from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests, are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the years ended December 31, 2024 and 2023, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2024

Royalties	126,101	1,338	240	2,696	-	130,375
Streams	8,204	22,371	19,808	-	10,399	60,782

	134,305	23,709	20,048	2.696	10,399	191,157

2023

Royalties	117,447	1,058	114	210	-	118,829
Streams	25,614	23,149	7,620	-	8,016	64,399

	143,061	24,207	7,734	210	8,016	183,228

(i) 91% of North America's revenues are generated from Canada in 2024 (91% in 2023).

In 2024, two royalty/stream interests generated revenues of $100.6 million (three royalty/stream interests generated revenues of $108.4 million in 2023), which represented 53% of revenues (59% of revenues in 2023), including one royalty interest that generated revenues of $78.3 million ($66.7 million in 2023). In 2024, revenues generated from precious metals represented 94% of total revenues. In 2023, revenues generated from precious metals and diamonds represented 90% and 10% of revenues, respectively.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at December 31, 2024 and 2023, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

December 31, 2024

Royalties	392,520	127,008	57,646	49,906	-	10,333	637,413
Streams	146,408	127,974	136,386	-	22,300	32,603	465,671
Offtakes	-	-	7,067	-	3,704	-	10,771

	538,928	254,982	201,099	49,906	26,004	42,936	1,113,855

December 31, 2023

Royalties	483,050	138,259	8,511	54,295	-	11,241	695,356
Streams	140,567	123,353	146,883	-	22,300	35,067	468,170
Offtakes	-	-	7,068	-	3,704	-	10,772

	623,617	261,612	162,462	54,295	26,004	46,308	1,174,298

(i) 78% of North America's net interests are located in Canada as at December 31, 2024 (80% as at December 31, 2023).

Related Party Transactions

During the year 2024, the Company advanced additional funds to an associate. Following signature of a term sheet with the associate (subject to closing conditions), the carrying value of the loan ($12.2 million) was reclassified from short-term investments to other investments on the consolidated balance sheets, as the repayment terms are not expected to be within the next 12 months. As at December 31, 2023, short-term investments comprised of a $6.2 million note receivable from the associate bearing an interest rate of 18.5%. The note receivable is secured by the assets of the associate.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at December 31, 2024, significant commitments related to the acquisition of royalties and streams are detailed in the following table. The Company intends to meet these commitments by using its cash balance, from its expected operating cash flows to be generated from its operations and/or by drawdowns on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events

Gold Resource Corporation	Back Forty project (gold stream)	$5.0 million	Receipt of all material permits for the construction and operation of the project.
		$25.0 million	Pro rata to drawdowns with construction finance facility.

SolGold plc	Cascabel project (gold stream)	$10.0 million

Achievement of operational milestones, including execution of the amended investment protection agreement, completion of geotechnical drilling and finalization of the tailings storage facility design sufficient for a minimum of 10 years of operation.

		$10.0 million	Achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project.
		$195.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	C$45.0 million

Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of C$135.0 million in non-debt financing and demonstrating that the financial assurance required to allow Falco to proceed with the commencement of mining activities can be satisfied, as applicable.

		C$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		C$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Stream and offtake purchase agreements

The following table summarizes the significant commitments related to producing assets and assets in advance stage of development to pay for metals and other commodities to which Osisko has the contractual right pursuant to the associated purchase agreements:

	Attributable payable production to be purchased		Per ounce/tonnes/carat cash payment		Term of agreement	Date of contract
Interest	Silver	Other	Silver	Other
CSA streams (1)	100%	3.0 - 4.875% (Copper)	4%	4%	Life of mine	June 2023
Gibraltar stream (2)	100%		nil		Life of mine	March 2018 Amended Dec. 2024
Mantos Blancos stream (3)	100%		8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream (4)		9.6% (Diamonds)		Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream (5)	100%		$6.545		40 years	November 2015

(1) Osisko Bermuda will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine. On the 5th anniversary of the Closing Date, MAC Copper will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda of $20.0 million to $40.0 million. If the option is exercised, Osisko Bermuda will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine. As of December 31, 2024, a total of 0.8 million ounces of silver and 748 tonnes of copper have been delivered to Osisko  Bermuda under the stream agreements.

(2) Osisko will receive from Taseko an amount of silver production equal to 100% of Gibraltar mine's production, until reaching the delivery to Osisko of 6.8 million ounces of silver, and 35% of production thereafter. As of December 31, 2024, a total of 1.5 million ounces of silver have been delivered under the stream agreement.

(3) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of December 31, 2024, a total of 6.4 million ounces of silver have been delivered to Osisko Bermuda under the stream agreement.

(4) On October 27, 2023, Stornoway announced it was temporarily suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act.

(5) Price subject to the lesser of 3% or inflation over the previous calendar year measured by the consumer price index (CPI) per ounce price escalation after 2016.

Off-Balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of February 19, 2025, 186,750,100 common shares and 2,442,876 share options were issued and outstanding.

Subsequent Event to December 31, 2024

Dividend

On February 19, 2025, the Board of Directors declared a quarterly dividend of C$0.065 per common share payable on April 15, 2025 to shareholders of record as of the close of business on March 31, 2025.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is subject to a number of risk factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form, the additional risks listed below and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

Changes in the market price of the commodities underlying Osisko's interests may affect the profitability of Osisko and the revenue generated therefrom

The revenue derived by Osisko from its portfolio of royalties, streams and other interests and investments might be significantly affected by changes in the market price of the commodities underlying its agreements. Commodity prices, including those to which Osisko is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Osisko, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical factors. All commodities, by their nature, are subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or other interests applicable to one or more relevant commodities. Moreover, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Osisko's profitability, results of operations and financial condition. Furthermore, in connection with increasing geopolitical tensions related to the ongoing conflict in Eastern Europe and in the Middle East, and, as applicable, economic sanctions imposed in relation thereto, as well as a trade war and new tariffs barriers, further volatility in commodity and input prices has been encountered. Further escalation of geopolitical tensions could have a broader impact that expands into commodities and markets where Osisko carries on business activities, which could adversely affect its business and/or supply chain, the economic conditions under which Osisko operates, and its counterparties.

Factors beyond the control of Osisko

The potential profitability of mineral properties is dependent upon many factors beyond Osisko's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Osisko cannot predict and are beyond Osisko's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. A trade war or new tariffs barriers may potentially lead to increased or decreased in royalties or stream revenues due to higher or lower metal prices, but the overall effect would depend on changes in demand, production strategies, and operational costs. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Osisko.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's DCP as of December 31, 2024. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company's DCP were effective as of December 31, 2024.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS Accounting Standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have also evaluated the effectiveness of the Company's ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the Exchange Act based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that the Company's ICFR was effective as of December 31, 2024.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, have audited the  Company's consolidated financial statements for the year ended December 31, 2024 and have issued an audit report dated February 19, 2025 on the Company's ICFR based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by COSO of the Treadway Commission.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements for the year ended December 31, 2024 have been prepared in accordance with the IFRS Accounting Standards as issued by the IASB. The material accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2024 and 2023, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year, except for the change in presentation currency and the adoption of the amendments to IAS 1 and IAS 8, which are described below.

Change in presentation currency

During the year ended December 31, 2024, the Company elected to change its presentation currency from Canadian dollars to U.S. dollars. The change in presentation currency is to improve investors and other stakeholders' ability to compare the Company's financial results with other precious metals royalty and streaming companies, who mostly report their results in U.S. dollars.

In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company's presentation currency and, accordingly, prior year comparative figures have been restated (including in the notes to the consolidated financial statements).

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, the methodology followed in restating historical financial information from Canadian dollars to U.S. dollars was as follows:

  Assets and liabilities for each consolidated balance sheet presented were translated at the closing rate of the period;
  Income and expenses for each consolidated statement of income or loss and consolidated statement of comprehensive income or loss were translated at quarterly average exchange rates for the period (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses were translated at the rate on the dates of the respective transactions);
  Equity transactions were translated at historical exchange rates in effect on the date of the respective equity transaction; and
  All resulting change differences (currency translation adjustments) were recognized in equity under accumulated other comprehensive loss.

The exchange rates used to reflect the change in presentation currency in the accompanying consolidated financial statements were as follows:

	2024	2023	2022

Average rate (C$/US$)	0.7302	0.7410	n/a
Closing exchange rate (C$/US$)	0.6950	0.7561	0.7383

New material accounting standards and amendments

Amendments - IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity's expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

  the carrying amount of the liability;
  information about the covenants; and
  facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

The amendments also clarify what IAS 1 means when it refers to the "settlement" of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity's own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a material impact on the Company's consolidated financial statements for the year ended December 31, 2024.

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2024. These standards, interpretations to existing standards and amendments, other than IFRS 18 Presentation and Disclosure in Financial Statements and the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Amendments - IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The new requirements will apply from January 1, 2026, with early application permitted. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Critical Accounting Estimates and Significant Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as significant judgements in applying the Company's accounting policies are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2024 and 2023, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2024 and 2023, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, Vice President, Project Evaluation at Osisko, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

Cash margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by Osisko as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate Osisko's ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross margin and operating cash flows, to evaluate Osisko's performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin per type of interests (in dollars and in percentage of revenues) is presented under the Overview of Financial Results section of this MD&A.

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by Osisko by excluding the following items from net earnings (loss) and earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of Osisko as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of Osisko, particularly since the excluded items are typically not included in Osisko's annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of Osisko's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings (loss) to adjusted net earnings is presented below:

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss)	7,105	(51,234)	16,267	(37,426)

Adjustments:
Impairment of royalty and stream interests	-	17,768	49,558	35,711
Foreign exchange loss (gain)	1,771	(3,777)	4,424	(1,134)
Share of loss (income) of associates	9,491	252	30,025	(5,937)
Changes in allowance for expected credit losses and write-offs	-	48,968	(1,399)	76,799
Loss on investments	8,960	10,316	8,957	13,868
Other non-cash losses (gains), net	2,362	(466)	2,362	(466)
Tax impact of adjustments	164	(255)	(12,920)	(7,336)

Adjusted earnings	29,853	21,572	97,274	74,079

Weighted average number of common shares outstanding (000's)	186,747	185,353	186,290	185,036

Adjusted earnings per basic share	0.16	0.12	0.52	0.40

During the fourth quarter of 2023, the following changes were made to the composition of adjusted earnings:

(i) total gains and losses on investments on the statement of income (loss) are now excluded from net earnings (loss); prior to this change, only the unrealized gains and losses on investments were excluded from net earnings (loss);

(ii) total foreign exchange gains and losses on the statement of income (loss) are now excluded from net earnings (loss); prior to this change, only the foreign exchange gains and losses adjustments from operating activities on the statement of cash flows were excluded from net earnings (loss);

(iii) the tax impact of all adjustments in the calculation of adjusted earnings is now considered; prior to this change, the total deferred income taxes on the statement of earnings (loss) was excluded from net earnings (loss).

These changes in the manner in which Osisko calculates adjusted earnings were made to align more closely the calculations with its peers and facilitate the comparison with these companies. These changes also affected adjusted earnings per basic share because they are calculated from adjusted earnings. Quarterly comparative figures have been restated to reflect the current composition of adjusted earnings and adjusted net earnings per basic share.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Forward-Looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the ability to complete any announced transaction, production estimates of Osisko's assets (including increase of production), the 2025 guidance on GEOs and cash margin and the 5-year outlook on GEOs included under "Guidance for 2025 and 5-Year Outlook" and other guidance based on disclosure from operators, Osisko's ability to influence its partners' sustainability practices, maintaining or improving ESG ratings and rankings, that corporate policies will be complied with at all time, sustained commitment of Osisko in the implementation of its climate strategy, continued improvement toward carbon neutrality, continued increase of community investments, timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and statements and guidance as to gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, including the assumptions set out under "Guidance for 2025 and 5-Year Outlook", and no assurance can be given that the estimates or related guidance will be realized. Forward-looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or by statements that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing to Osisko or the operators of properties, and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition; (g) impact related to climate changes or technologies which may affect the implementation of Osisko's climate strategy and achievement of carbon neutrality, that criteria will continue to be met to achieve improved ESG ratings, that actual facts may significantly differs from hypothesis used in any assessment scenario analysis (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets  (c) the determination of Osisko's Passive Foreign Investment Company ("PFIC") status (d) Osisko's ability to deliver on its climate strategy, that Osisko's efforts in maintaining carbon neutrality will be achieved and that any efforts toward reducing Osisko's carbon emission or to support decarbonization efforts of Osisko's partners will be successful, or (e) the availability of funds to finance community investments. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Company's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, Osisko's continued commitment toward improving sustainability goals, the continued validity of science and reasonableness of hypothesis relating to climate change and assessment scenario analysis, the absence of material changes to the regulatory framework relating to climate and climate related disclosure, the compliance by directors and employees to the corporate policies, the availability of funds to continue to support community investments and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.  All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2024 – Annual Report

Corporate Information

Osisko Gold Royalties Ltd - Head Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director
Brendan Pidcock, Vice President, Technical Services

Osisko Gold Royalties Ltd - Toronto Office
100 King Street West
Suite 5710
Toronto, Ontario, Canada M5X 1K1

Directors	Officers
Norman MacDonald, Chair	Jason Attew, President and Chief Executive Officer
Jason Attew, President and Chief Executive Officer	Guy Desharnais, Vice President, Project Evaluation
Joanne Ferstman	Iain Farmer, Vice President, Corporate Development
Edie Hofmeister	André Le Bel, Vice President, Legal Affairs and
William Murray John	Corporate Secretary
Pierre Labbé	Grant Moenting, Vice President, Capital Markets
Wendy Louie	Frédéric Ruel, Vice President, Finance and Chief
Candace MacGibbon	Financial Officer
David Smith	Heather Taylor, Vice President, Sustainability and Communications

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P.Geo, Vice-President, Project Evaluation

Exchange listings - common shares

Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP